                                                FILED PURSUANT TO RULE 424(b)(2)
                                                       REGISTRATION NO. 33-65471
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 21, 1996)

                                                              [LOGO]
                                  $100,000,000
                                USF&G CAPITAL II
                       8.47% CAPITAL SECURITIES, SERIES B
                (LIQUIDATION AMOUNT $1,000 PER CAPITAL SECURITY)
    FULLY AND UNCONDITIONALLY GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY
                               USF&G CORPORATION
                           --------------------------
    The 8.47% Capital Securities, Series B (the "Series B Capital Securities"), offered hereby represent undivided beneficial interests in the assets of USF&G Capital II, a statutory business trust created under the laws of the State of Delaware (the "Series B Issuer"). USF&G Corporation, a Maryland corporation ("USF&G"), will be the owner of all the beneficial interests represented by common securities of the Series B Issuer (the "Common Securities"). The Bank of New York is the Property Trustee of the Series B Issuer. The Series B Issuer exists for the sole purpose of issuing its trust interests and investing the proceeds thereof in 8.47% Deferrable Interest Junior Subordinated Debentures, Series B, Due 2027 (the "Series B Debentures") to be issued by USF&G. The preferred interests represented by the Series B Capital Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation,
                                                        (CONTINUED ON NEXT PAGE)

                           --------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE SERIES B CAPITAL SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING WHICH PAYMENT OF DISTRIBUTIONS ON THE SERIES B CAPITAL SECURITIES AND SERIES B DEBENTURES MAY BE DEFERRED AND THE RELATED FEDERAL INCOME TAX CONSEQUENCES.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                                      PROCEEDS TO THE
                                                                    PRICE TO        UNDERWRITING          SERIES B
                                                                     PUBLIC         COMMISSION(1)        ISSUER(3)
Per Series B Capital Security..................................       $1,000.00             (2)             $1,000.00
Total..........................................................  $  100,000,000              (2)      $   100,000,000

(1) The Series B Issuer and USF&G have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Series B Capital Securities will be used to purchase the Series B Debentures, the Underwriting Agreement provides that USF&G will pay to the Underwriters, as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds, $10.00 per Series B Capital Security (or $1,000,000 in the aggregate). See "Underwriting."

(3) Expenses of the offering, which are payable by USF&G, are estimated to be $275,000.
                            ------------------------

    The Series B Capital Securities offered hereby are offered severally by the Underwriters, as specified herein and subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series B Capital Securities will be made only in book-entry form through the facilities of The Depository Trust Company ("DTC") on or about January 10, 1997.
                           --------------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

                   LEHMAN BROTHERS

                                      SMITH BARNEY INC.
                           --------------------------

           The date of this Prospectus Supplement is January 7, 1997.

(CONTINUED FROM PREVIOUS PAGE)

redemption or otherwise over the trust interests represented by the Common Securities of the Series B Issuer. See "Description of the Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. Capitalized terms not otherwise defined in this Prospectus Supplement are defined in the accompanying Prospectus. The Series B Capital Securities are a "Preferred Security" as defined and described in the accompanying Prospectus.

    Holders of the Series B Capital Securities will be entitled to receive cumulative cash Distributions accruing from the date of original issuance and payable semi-annually in arrears on January 10 and July 10 of each year, commencing July 10, 1997, at the rate of 8.47% per annum, payable from amounts received by the Series B Issuer as interest on the Series B Debentures. So long as no Event of Default under the Indenture has occurred and is continuing, USF&G has the right to defer payments of interest on the Series B Debentures by extending the interest payment period thereon at any time for up to 10 consecutive semi-annual periods (each an "Extension Period"). Such Extension Periods may not, however, extend beyond the maturity date or redemption date of the Series B Debentures. If and for so long as interest payments are so deferred, Distributions on the Series B Capital Securities will also be deferred. During an Extension Period, Distributions will continue to accrue, and holders of Series B Capital Securities will be required to accrue interest income for United States federal income tax purposes. See "Certain Terms of the Series B Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    The payment of Distributions and payments on liquidation of the Series B Issuer or the redemption of the Series B Capital Securities, as set forth below, in each case out of funds held by the Series B Issuer, are guaranteed by USF&G under a Guarantee Agreement (the "Series B Guarantee") to the extent described herein. If USF&G fails to make interest payments on the Series B Debentures held by the Series B Issuer, the Series B Issuer will have insufficient funds to pay Distributions on the Series B Capital Securities. The Series B Guarantee does not cover payment of Distributions when the Series B Issuer does not have sufficient funds on hand available to pay such Distributions. In such event, the remedy of a holder of Series B Capital Securities is through enforcement of the rights of the Series B Issuer under the Series B Debentures held by the Series B Issuer. The obligations of USF&G under the Series B Guarantee are subordinate and junior in right of payment to all liabilities of USF&G except those made PARI PASSU or subordinate to the Series B Guarantee expressly by their terms.

    The Series B Capital Securities are subject to mandatory redemption upon repayment of the Series B Debentures at maturity or their earlier redemption. USF&G will have the option at any time on or after January 10, 2007 to redeem, in whole or in part, the Series B Debentures. USF&G also will have the right at any time, upon occurrence of a Special Event, to redeem, in whole but not in part, the Series B Debentures. See "Certain Terms of the Series B Debentures--Redemption". USF&G will have the right, upon the occurrence of certain events, to shorten the maturity of the Series B Capital Securities to a date not less than 19 1/2 years from the date of original issuance. See "Certain Terms of the Series B Capital Securities--Right to Shorten Maturity." USF&G will also have the right, subject to certain conditions, at any time to distribute the Series B Debentures to the holders of the Series B Capital Securities upon liquidation of the Series B Issuer. See "Certain Terms of the Series B Capital Securities--Liquidation Distribution Upon Termination."

    The Series B Debentures are subordinate and junior in right of payment to all Senior Indebtedness of USF&G. As of September 30, 1996, USF&G had outstanding approximately $749 million principal amount of Senior Indebtedness (including $219 million of Intercompany Indebtedness). The terms of the Series B Debentures do not limit USF&G's ability to incur additional Senior Indebtedness. See "Description of the Debentures--Subordination" in the accompanying Prospectus.

    In the event of a liquidation upon termination of the Series B Issuer, after satisfaction of liabilities to creditors of the Series B Issuer as provided by applicable law, the holders of the Series B Capital Securities will be entitled to receive a stated liquidation preference of $1,000 per Series B Capital Security plus accrued and unpaid Distributions thereon to the date of payment, unless, in connection with such liquidation, Series B Debentures are distributed to the holders of the Series B Capital Securities, subject to certain limitations. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

    The Series B Capital Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series B Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described in the accompanying Prospectus, Series B Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Description of the Preferred Securities--Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES B CAPITAL SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    In addition to those documents identified in the accompanying Prospectus, USF&G's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, and Current Reports on Form 8-K dated July 24, November 20 and December 3, 1996 are incorporated herein by reference.

                              NOTICE TO INVESTORS

    Because the assets of the Series B Issuer may be deemed to be "plan assets" of an employee benefit plan or other plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code (a "Plan") investing in the Series B Issuer, the Series B Capital Securities may not be purchased or held by any Plan or any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or another applicable exemption. Any purchaser or holder of the Series B Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding. See "Certain ERISA Considerations".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCORPORATED HEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, ALL FINANCIAL DATA HAVE BEEN PREPARED USING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND HAVE BEEN RESTATED TO REFLECT THE ACQUISITION DURING 1995 OF DISCOVER RE MANAGERS, INC. AND VICTORIA FINANCIAL CORPORATION USING THE POOLING-OF-INTERESTS METHOD OF ACCOUNTING.

                                  THE OFFERING

Securities Offered............  100,000 Shares of 8.47% Capital Securities, Series B
                                (liquidation preference $1,000 per Capital Security).

Distribution Payment Dates....  January 10 and July 10, commencing July 10, 1997, subject to deferral as described herein.

Redemption....................  As set forth on the cover of this Prospectus Supplement.

Use of Proceeds...............  To purchase the Series B Debentures. After paying the expenses of the offering made hereby, USF&G intends to use the net proceeds from the sale of the Series B Debentures to fund the redemption of $100 million of USF&G's $4.10 Series
                                A Convertible Exchangeable Preferred Stock. See "Use of
                                Proceeds."

                                  THE COMPANY

Principal Business............  USF&G is a holding company whose principal subsidiaries are engaged primarily in the business of insurance, with
                                property/casualty insurance as its primary business.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth selected financial data for the five years ended December 31, 1995 which are derived from the consolidated financial statements of USF&G which have been audited by Ernst & Young, LLP, independent auditors. The selected financial data for the nine month period ended September 30, 1996 are derived from unaudited financial statements. The table should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference.

                                                   9 MONTHS                      YEAR ENDED DECEMBER 31
                                                    ENDED         -----------------------------------------------------
                                              SEPTEMBER 30, 1996    1995       1994       1993       1992       1991
                                              ------------------  ---------  ---------  ---------  ---------  ---------
                                                                                      (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS:
Premiums Earned.............................      $    2,028      $   2,666  $   2,508  $   2,521  $   2,683  $   3,213
Net Investment Income.......................             537            733        749        753        820        880
Other.......................................              15             53         48         43         61         71
                                                     -------      ---------  ---------  ---------  ---------  ---------
  Revenues Before Realized Gains............           2,580          3,452      3,305      3,317      3,564      4,164
Net Realized Gains on Investments...........              16              7          5          6        148         38
                                                     -------      ---------  ---------  ---------  ---------  ---------
  Total Revenues............................           2,596          3,459      3,310      3,323      3,712      4,202
                                                     -------      ---------  ---------  ---------  ---------  ---------
Losses, Loss Expenses, and Policy
  Benefits..................................           1,640          2,178      2,132      2,200      2,497      2,999
Underwriting, Acquisition, and Operating
  Expenses..................................             781          1,048      1,001        979      1,087      1,237
Interest Expense............................              30             44         37         41         41         47
Restructuring Charges.......................              --             --         --         --         51         60
Facilities Exit Cost/(Sublease Income)......             (14)            (6)       183         --         --         --
                                                     -------      ---------  ---------  ---------  ---------  ---------
  Total Expenses............................           2,437          3,264      3,353      3,220      3,676      4,343
                                                     -------      ---------  ---------  ---------  ---------  ---------

Income (Loss) From Continuing Operations
  Before Income Taxes and Cumulative Effect
  of Adopting New Accounting Standard.......             159            195        (43)       103         36       (141)
Provision for Income Taxes (Benefit)........              --            (14)      (280)       (27)        --          4
                                                     -------      ---------  ---------  ---------  ---------  ---------
Income (Loss) From Continuing Operations
  Before Cumulative Effect of Adopting New
  Accounting Standards......................             159            209        237        130         36       (145)
Loss From Discontinued Operations...........              --             --         --         --         (7)       (32)
Income (Loss) From Cumulative Effect of
  Adopting New Accounting Standards.........              --             --         --         38         --         --
                                                     -------      ---------  ---------  ---------  ---------  ---------
Net Income (Loss)...........................             159            209        237        168         29       (177)
Preferred Stock Dividends...................              14             28         46         48         48         37
                                                     -------      ---------  ---------  ---------  ---------  ---------

Net Income (Loss) Available to Common
  Shareholders..............................      $      145      $     181  $     191  $     120  ($     19) ($    214)
                                                     -------      ---------  ---------  ---------  ---------  ---------
                                                     -------      ---------  ---------  ---------  ---------  ---------

                                                   9 MONTHS                      YEAR ENDED DECEMBER 31
                                                    ENDED         -----------------------------------------------------
                                              SEPTEMBER 30, 1996    1995       1994       1993       1992       1991
                                              ------------------  ---------  ---------  ---------  ---------  ---------
                                                                                      (IN MILLIONS)
PER SHARE DATA:
Income (Loss) from Continuing Operations
  Before Cumulative Effect of Adopting New
  Accounting Standards......................      $     1.21      $    1.63  $    2.00  $    0.90  ($   0.14) ($   2.06)
Loss from Discontinued Operations...........              --             --         --         --      (0.08)     (0.36)
Income (Loss) from Cumulative Effect of
  Adopting New Accounting Standards.........              --                        --       0.42         --         --
Net Income (Loss)...........................            1.21           1.63       2.00       1.32      (0.22)     (2.42)
Dividends Declared..........................      $     0.15      $    0.20  $    0.20  $    0.20  $    0.20  $    0.02

RATIO OF EARNINGS TO FIXED CHARGES..........             4.8            4.0        0.8(1)       2.5       1.4        (2)
RATIO OF CONSOLIDATED EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS.................................             3.6            2.8        0.6(1)       1.5       0.8        (2)

CONSOLIDATED STATEMENT OF FINANCIAL
  POSITION:
Total Investments...........................      $    9,857      $  11,107  $  10,561  $  11,474  $  11,417  $  12,216
Total Assets................................          14,527         14,651     13,980     14,481     13,242     14,555
Unpaid Losses, Loss Expenses and Policy
  Benefits..................................           9,648          9,816      9,962     10,343      9,460      9,488
Unearned Premiums...........................           1,189          1,055        968        950        797        996
Corporate Debt..............................             530            591        586        574        574        617
Real Estate and Other Debt..................              16             16         42         53         54         73
Total Liabilities...........................          12,761         12,667     12,539     12,925     11,942     13,209
Shareholders' Equity........................           1,766          1,984      1,441      1,556      1,300      1,346
Statutory Surplus (USF&G Company)...........           1,310          1,341      1,621      1,577      1,498      1,432

------------------------

(1) USF&G's earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $43 million and $89 million, respectively, for the year ended December 31, 1994. In 1994, USF&G recorded facilities exit costs of $183 million relating to its plan to consolidate its Baltimore headquarters facilities by relocating all USF&G personnel currently located at its office building in downtown Baltimore to other facilities owned by USF&G. The ratio of consolidated earnings before facilities exit costs to fixed charges was 3.1 in 1994, and the ratio of consolidated earnings before facilities exit costs to combined fixed charges and preferred stock dividends was 1.8 in 1994.

(2) USF&G had a net loss for the year ended December 31, 1991 and earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $150 million and $187 million, respectively, for the year ended December 31, 1991.

    THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS. EACH OF THE CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT HAS THE MEANING SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS. THE SERIES B CAPITAL SECURITIES ARE A "PREFERRED SECURITY" AS DEFINED AND DESCRIBED IN THE ACCOMPANYING PROSPECTUS.

                               USF&G CORPORATION

GENERAL

    USF&G is a holding corporation organized in 1981 as a Maryland corporation. United States Fidelity and Guaranty Company ("USF&G Company"), organized in 1896 under Maryland law and a subsidiary of USF&G, is the predecessor of USF&G.

    USF&G, through its subsidiaries, is engaged primarily in the business of insurance, with property/ casualty insurance as its primary business. USF&G Company, USF&G's largest subsidiary, is the 24th largest property/casualty insurer among over 2,400 insurers in the United States based on 1995 statutory net premiums written. Life insurance and annuity products are sold by Fidelity and Guaranty Life Insurance Company ("F&G Life").

PROPERTY & CASUALTY

    USF&G Company currently underwrites most forms of property/casualty insurance. USF&G Company's property/casualty business is grouped into three business categories: (1) the Commercial Insurance Group ("CIG"); (2) the Family and Business Group ("FBIG"); and (3) specialty insurance businesses. For the year ended December 31, 1995, the property/casualty segment accounted for 85 percent of USF&G's total revenues and 68 percent of its total assets.

    Coverages offered by CIG provide protection related to property loss, liability claims and workers' compensation benefits to businesses and governmental entities and fidelity bonds for financial institutions. Property loss and liability claims insurance protects against loss from damage to the insured's covered properties and protects against legal liability for injuries to other persons or damage to their property arising from the insured's business operations. Workers' compensation provides benefits to employees, as mandated by state laws, for employment-related accidents, injuries or illnesses. Fidelity bonds indemnify employers against the dishonesty or default of persons in their employ. For the year ended December 31, 1995, coverages provided by CIG accounted for 35 percent of USF&G Company's total premiums written.

    FBIG provides personal automobile and homeowner insurance, as well as small-size account commercial insurance business. Automobile policies cover liability to third-parties for bodily injury and property damage, and cover physical damage to the insured's own vehicle resulting from collision and various other perils. Nonstandard personal automobile coverage is provided through Victoria Fire & Casualty Company, which was acquired by USF&G Company in 1995. Homeowners policies protect against loss of dwellings and contents arising from a variety of perils, as well as liability arising from ownership or occupancy. Small-size account commercial business includes property loss, liability, claims and workers' compensation, as well as automobile and other coverages. For the year ended December 31, 1995, coverages provided by FBIG accounted for 39 percent of USF&G Company's total premiums written.

    USF&G's specialty insurance businesses consist primarily of assumed reinsurance, surety and alternative risk transfer. USF&G Company operates a separate reinsurance division which underwrites treaty reinsurance and is composed of various wholly-owned subsidiaries. The lead company in this group, F&G Re, Inc., acts as the reinsurance underwriting manager and solicits and services assumed reinsurance for USF&G Company. F&G Re, Inc. markets reinsurance in North America and in specific foreign countries (mainly in Western Europe and Japan). F&G Re, Inc. recently established a branch in Hong Kong. Reinsurance prices and conditions are not normally subject to the same state regulation applicable to the primary insurance market because reinsurers contract solely with other insurance companies. For the year ended December 31, 1995, reinsurance accounted for 20 percent of USF&G Company's total premiums written.

    Surety bonds guarantee the performance of a principal who undertakes contractual or statutory obligations, and indemnify third-party obligees for damages caused by the principal's failure to perform. For the year ended December 31, 1995, surety bonds accounted for 5 percent of USF&G Company's total premiums written.

    USF&G Company participates in the alternative risk transfer ("ART") market through Discover Re, Inc., which it acquired in 1995. Discover Re, Inc. provides insurance, reinsurance and related services to the ART market, primarily in the municipalities, transportation, education and retail sections. Through alternative risk transfer, a company self-insures the predictable frequency portion of its own losses and purchases insurance for the less predictable, high-severity losses that could have a major financial impact on the company. For the year ended December 31, 1995, alternative risk transfer accounted for 1 percent of USF&G Company's total premiums written.

    USF&G Company's products have been sold exclusively by independent agents since its founding in 1896. Independent agents generally represent multiple insurance companies. USF&G Company's products are sold through approximately 3,700 independent agencies in the United States on a commission basis.

    As of December 31, 1995, USF&G Company maintained 15 regional offices and 30 branch offices to service its independent agents and policyholders. These offices are located throughout the United States and support the administration of underwriting standards, the delivery of policies, and the supervision of the company's claim offices. In 1996, USF&G Company opened three regional "Centers for Agency Service" dedicated to underwriting and policy processing for FBIG. The regional and branch offices are being consolidated but will continue to serve the Commercial Insurance Group. USF&G Company also opened a centralized claims reception center in Tampa, Florida, which will provide 24-hour claim reporting services to customers and agents throughout the United States.

LIFE INSURANCE

    F&G Life sells many forms of annuity and life insurance products, including single premium deferred annuities ("SPDAs"), structured settlement annuities, tax sheltered annuities, single premium immediate annuities and universal life and term life insurance. For the year ended December 31, 1995, the F&G Life segment accounted for 14 percent of USF&G's total revenues and 31 percent of its total assets.

    SPDAs are sold primarily through independent agents and insurance brokers. Structured settlements annuities are sold predominantly to USF&G Company in settlement of insurance claims. Tax-sheltered annuities are sold through a national wholesale distribution network primarily to teachers.

    In August 1996, F&G Life entered into a coinsurance contract with an unaffiliated life insurance company to cede all of the remaining block of SPDAs that were originally sold through securities brokerage firms prior to 1992. The block had a current account value of approximately $950 million. The transaction did not have a material effect on USF&G's earnings.

RECENT DEVELOPMENTS

    On December 17, 1996, USF&G Company completed its acquisition of Afianzadora Insurgentes Serfin, S.A. de C.V. ("Afianzadora") for $65 million. Afianzadora is the largest surety bond company in Mexico, writing approximately 27 percent of the Mexican surety market. USF&G also announced on December 20, 1996 its acquisition of Ashley Palmer Limited, a United Kingdom corporation which was formerly a member of the Ashley Palmer Group. The Ashley Palmer Group managed specialty Lloyd's of London syndicates, including a syndicate which USF&G established in 1995 as sole corporate member. The transaction will allow USF&G to manage in 1997 approximately $300 million in Lloyd's syndicate capacity.

    USF&G, from time to time, considers other possible acquisitions, restructurings and divestitures, some of which could be material Currently, USF&G has made no final determination with respect to any such material transactions.

    On December 24, 1996, USF&G Capital I, a subsidiary trust of USF&G, issued 100,000 shares of 8 1/2% Capital Securities, Series A. The $100 million of proceeds from the sale of the 8 1/2% Capital Securities, Series A were used to purchase 8 1/2% Deferrable Interest Junior Subordinated Debentures, Series A of USF&G.

                                USF&G CAPITAL II

    The Series B Issuer is a statutory business trust created under Delaware law. The Series B Issuer's business and affairs are conducted by two Issuer Trustees and three administrators: The Bank of New York, as Property Trustee and The Bank of New York (Delaware), an affiliate of the Property Trustee, as Delaware Trustee, and three individual administrators who are employees or officers of or affiliated with USF&G (the "Administrators"). The exclusive business of the Series B Issuer is issuing the Series B Capital Securities and the Common Securities representing undivided beneficial interests in the assets of the Series B Issuer, using the proceeds of the sale of the Series B Capital Securities and the Common Securities to acquire the Series B Debentures, maintaining the status of the Series B Issuer as a grantor trust for United States federal income tax purposes and engaging in only those other activities that are necessary or incidental thereto. All of the Common Securities of the Series B Issuer will be owned directly or indirectly by USF&G. The Common Securities of the Series B Issuer will rank PARI PASSU, and payments will be made thereon PRO RATA, with the Series B Capital Securities, except that upon the occurrence and continuance of a Debenture Event of Default under the Series B Trust Agreement, the rights of USF&G, as holder of the Common Securities of the Series B Issuer, to payment in respect of Distributions and payments upon liquidation or redemption will be subordinated to the rights of the holders of the Series B Capital Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. The principal place of business of the Series B Issuer is c/o USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000.

                                 CAPITALIZATION

    The following table sets forth the consolidated short-term debt and capitalization of USF&G as of September 30, 1996 and as adjusted to give effect to the issuance and sale of the Series B Capital Securities offered hereby and the application of the estimated net proceeds therefrom to redeem $100 million of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock and the issuance of and application of the net proceeds from the sale of the 8 1/2% Capital Securities, Series A of USF&G Capital I issued on December 24, 1996 (the "Series A Capital Securities"). See "Use of Proceeds."

                                                                                               SEPTEMBER 30, 1996
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------

                                                                                                 (IN MILLIONS)
Short-Term Debt:
  Corporate................................................................................  $      55   $  --
                                                                                             ---------  -----------
    Total short-term debt..................................................................         55      --
                                                                                             ---------  -----------
Long-Term Debt
  Corporate:
    7% Senior Notes due 1998...............................................................        145         145
    8 3/8% Senior Notes due 2001...........................................................        149         149
    7 1/8% Senior Notes due 2005...........................................................         80          80
    Zero Coupon Convertible Subordinated Notes due 2009....................................        101         101
                                                                                             ---------  -----------
      Subtotal.............................................................................        475         475
                                                                                             ---------  -----------
  Real estate and other....................................................................
    9.96% Secured note due 1999............................................................         11          11
    Other..................................................................................          5           5
      Subtotal.............................................................................         16          16
                                                                                             ---------  -----------
  Total long-term debt.....................................................................        491         491
                                                                                             ---------  -----------
  Total debt...............................................................................        546         491
                                                                                             ---------  -----------
USF&G-obligated mandatorily redeemable preferred securities of subsidiary trusts holding
  solely USF&G Debentures(1)...............................................................     --             200
Shareholders' equity
  Capital Stock
    Preferred Stock, par value $50.00; 12,000,000 shares authorized $4.10 Series A
      Convertible Exchangeable Preferred Stock; 3,999,910 shares outstanding...............        200         100
    $10.25 Series B Cumulative Convertible Preferred Stock; 277,550 shares outstanding.....         13          13
    Common Stock, par value $2.50; 240,000,000 shares authorized; 116,008,813
      outstanding..........................................................................        290         290
Paid-in capital............................................................................      1,136       1,136
Net unrealized gain on investments.........................................................        (12)        (12)
Minimum pension liability..................................................................       (100)       (100)
  Retained earnings........................................................................        239         239
                                                                                             ---------  -----------
  Total shareholders' equity...............................................................      1,766       1,666
                                                                                             ---------  -----------
Total capitalization.......................................................................  $   2,312   $   2,357
                                                                                             ---------  -----------
                                                                                             ---------  -----------

------------------------

(1) Includes the Series A Capital Securities. As described herein, the assets of the Series B Issuer will include $100 million aggregate principal amount of 8.47% Series B Debentures issued by USF&G which will be purchased with the proceeds of the sale of the Series B Capital Securities and will constitute approximately 97% of the total assets of the Series B Issuer. The remaining 3% of the assets of the Series B Issuer will consist of approximately $3.1 million aggregate principal amount of Series B Debentures which will be purchased with the proceeds of the sale of the Common Securities to USF&G.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Series B Capital Securities will be used by the Series B Issuer to purchase Series B Debentures. The net proceeds of the sale of the Series B Debentures by USF&G will be used to redeem $100 million of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock.

                CERTAIN TERMS OF THE SERIES B CAPITAL SECURITIES

GENERAL

    The following summary of certain terms and provisions of the Series B Capital Securities supplements the description of the terms and provisions of the Preferred Securities set forth in the accompanying Prospectus under the heading "Description of the Preferred Securities," to which description reference is hereby made. This summary of certain terms and provisions of the Series B Capital Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Series B Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus is a part.

DISTRIBUTIONS

    The Series B Capital Securities represent undivided beneficial interests in the assets of the Series B Issuer. Distributions on each Series B Capital Security will be payable at the annual rate of 8.47% of the stated liquidation preference of $1,000, payable semi-annually in arrears on January 10 and July 10 of each year, except as otherwise described below. Distributions in arrears after the semi-annual payment date therefor will accumulate additional Distributions thereon (to the extent permitted by law) compounded semi-annually at the rate per annum of 8.47%. The term "Distributions" as used herein shall include any such additional Distributions. Distributions will accrue from January 10, 1997, the date of original issuance. The first Distribution payment date for the Series B Capital Securities will be July 10, 1997, and such Distributions will be cumulative from the date of original issuance. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any Distribution is payable on a day that is not a Business Day, such Distribution may be made on the next succeeding Business Day (except that if such Business Day is in the next succeeding calendar year, such Distribution shall be made on the immediately preceding Business Day) with the same force and effect as though made on the day the Distribution was payable.

    USF&G has the right at any time and from time to time to extend the interest payment period on the Series B Debentures, for not more than 10 consecutive semi-annual periods, provided that any such Extension Period shall not extend beyond the maturity date or redemption date of the Series B Debentures. As a consequence, Distributions on the Series B Capital Securities would be deferred by the Series B Issuer during any Extension Period (but would continue to accumulate additional Distributions thereon as set forth above). In the event that USF&G exercises this right, USF&G will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee Agreement) with respect to, any shares of USF&G's capital stock or any security of USF&G (including other Debentures) ranking PARI PASSU with or junior in interest to the Series B Debentures, except in each case for (i) payments with securities junior in interest to the Series B Debentures, (ii) payments made on any series of Debentures upon the stated maturity of such Debentures or (iii) payments of accrued dividends (and cash in lieu of fractional shares) upon conversion into common stock of any convertible preferred stock of USF&G of any series now or hereinafter outstanding, in accordance with the terms of such stock. As a result, this covenant requires that an interest payment on one series of Debentures may be extended only if the interest periods on all series of Debentures are likewise extended. Prior to the termination of any such Extension Period, USF&G may further extend the interest payment period, PROVIDED that such Extension Period together with all such previous and further extensions thereof may not exceed 10 consecutive semi-annual periods or extend beyond the maturity or redemption date of the Series B Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, USF&G may select a new Extension Period, subject to the above requirements. See "Certain Federal Income Tax Consequences" and "Certain Terms of the Series B--Debentures Option to Extend Interest Payment Period."

    USF&G has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series B Debentures.

REDEMPTION

    Upon the payment of the Series B Debentures, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such payment will be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Common Securities of the Series B Issuer and the Series B Capital Securities, upon not less than 20 nor more than 90 days' notice, at a Redemption Price equal to the aggregate liquidation preference plus accumulated and unpaid Distributions to the Redemption Date. See "Certain Terms of the Series B Debentures--Redemption."

    USF&G has the right to redeem the Series B Debentures (a) on or after January 10, 2007, in whole or in part, or (b) at any time, in whole but not in part, on occurrence of a Tax Event or an Investment Company Event (each as defined below, a "Special Event"), subject to the conditions described below under "--Special Event Redemption or Distribution."

    The Redemption Price, in the case of a redemption under (a) above, shall equal the following prices expressed in percentages of the Liquidation Amount together with accrued Distributions to but excluding the Redemption Date. If redeemed during the 12-month period beginning January 10:

YEAR                                                                              REDEMPTION PRICE
--------------------------------------------------------------------------------  ----------------
2007............................................................................         104.235%
2008............................................................................         103.812
2009............................................................................         103.388
2010............................................................................         102.965
2011............................................................................         102.541
2012............................................................................         102.118
2013............................................................................         101.694
2014............................................................................         101.271
2015............................................................................         100.847
2016............................................................................         100.424

and at 100% on or after January 10, 2017.

    The Redemption Price, in the case of a redemption following a Special Event as described under (b) above, shall equal for each Series B Capital Security the Make-Whole Amount for a corresponding $1,000 principal amount of Series B Debentures together with accrued Distributions to but excluding the Redemption Date. The "Make-Whole Amount" shall be equal to the greater of (i) 100% of the principal amount of such Series B Debentures or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the principal amount and premium payable as part of the Redemption Price with respect to an optional redemption of such Series B Debentures on January 10, 2007, together with scheduled payments of interest from the Redemption Date to January 10, 2007 (the "Remaining Life"), in each case discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate (as defined below).

    "Adjusted Treasury Rate" means, with respect to any Redemption Date, the Treasury Rate plus (i) 1.25% if such Redemption Date occurs on or before January 10, 1998 or (ii) 0.50% if such Redemption Date occurs after January 10, 1998.

    "Treasury Rate" means (i) the yield, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the Comparable Treasury Issue or
(ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such prepayment date. The Treasury Rate shall be calculated on the third Business Day preceding the prepayment date.

    "Comparable Treasury Issue" means with respect to any prepayment date the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life. If no United States Treasury security has a maturity which is within a period from three months before to three months after January 10, 2007, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities; provided, however, that if the Remaining Life is longer than the longest United States Treasury security, the longest maturity United States Treasury security shall be used as the Comparable Treasury Issue, without extrapolation.

    "Quotation Agent" means Merrill Lynch & Co. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), USF&G shall substitute therefor another Primary Treasury Dealer. "Reference Treasury Dealer" means (i) the Quotation Agent and (ii) any other Primary Treasury Dealer selected by the Debenture Trustee after consultation with USF&G.

    "Comparable Treasury Price" means (A) the average of five Reference Treasury Dealer Quotations for such prepayment date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or (B) if the Debenture Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any prepayment date, the average, as determined by the Debenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Debenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such prepayment date.

    "Like Amount" means (i) with respect to a redemption of Series B Capital Securities, Series B Capital Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Series B Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Series B Capital Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of the Series B Capital Securities and (ii) with respect to a distribution of Series B Debentures to holders of Series B Capital Securities in connection with a dissolution or liquidation of the Series B Issuer, Series B Debentures having a principal amount equal to the Liquidation Amount of the Series B Capital Securities of the holder to whom such Series B Debentures are distributed.

    "Liquidation Amount" means the stated amount of $1,000 per Capital Security.

    PAYMENT OF ADDITIONAL SUMS. In the event a Tax Event has occurred and is continuing and the Series B Issuer is the holder of all of the Series B Debentures, USF&G will pay Additional Sums, if any (as defined below), on the Series B Debentures.

    "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Series B Issuer on the outstanding Series B Capital Securities and Common Securities of the Series B Issuer shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Series B Issuer has become subject as a result of a Tax Event.

SPECIAL EVENT REDEMPTION OR DISTRIBUTION

    If a Special Event shall occur and be continuing with respect to the Series B Issuer or the Series B Capital Securities, USF&G has the right to (i) redeem the Series B Debentures in whole (but not in part) and therefore cause a mandatory redemption of the Series B Capital Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Special Event, or (ii) terminate the Series B Issuer and cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer. If at any time the Series B Issuer is not or will not be taxed as a grantor trust for United States federal income tax purposes but a Tax Event has not occurred (a "Grantor Trust Event"), the Depositor has the right to terminate the Series B Issuer and cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer. Under current United States federal income tax law and interpretations and assuming the Series B Issuer is treated as a grantor trust, such a distribution would not be a taxable event to holders of the Series B Capital Securities. However, should there be a change in law or a change in legal interpretation or a liquidation due to a Grantor Trust Event, the termination and distribution could be a taxable event to holders of the Series B Capital Securities. See "Certain Federal Income Tax Consequences." If USF&G does not elect either option (i) or (ii) above, the Series B Capital Securities will remain outstanding and USF&G will be obligated to pay any applicable Additional Interest (as defined below). See "Certain Terms of the Series B Debentures--Additional Interest."

    "Tax Event" means that USF&G shall have received an opinion of counsel (which may be counsel to USF&G or an affiliate but not an employee thereof and which must be acceptable to the Property Trustee) experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of original issuance of the Series B Capital Securities, there is more than an insubstantial risk that (i) the Series B Issuer is, or will be, subject to United States federal income tax with respect to income accrued or received on the Series B Debentures, (ii) interest payable by USF&G on the Series B Debentures is not, or will not be, deductible by USF&G for United States federal income tax purposes or (iii) the Series B Issuer is, or will be, subject to more than a DE MINIMIS amount of other taxes, duties, assessments or other governmental charges.

    "Investment Company Event" means the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law") to the effect that the Series B Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Series B Capital Securities.

RIGHT TO SHORTEN MATURITY

    If, upon the occurrence of a Tax Event relating to the deductibility of interest by USF&G on the Series B Debentures, the opinion of counsel referred to in the definition of Tax Event states that the risk of non-deductibility would be avoided if the maturity of the Series B Debentures were shortened, USF&G shall have the right to shorten the maturity of the Series B Debentures by the amount stated in such opinion to be the minimum extent required in order to avoid such risk, but in no event may USF&G shorten the maturity to a Stated Maturity of less than 19 1/2 years from the date of original issuance. In such event, the Stated Maturity of the Capital Securities will be modified in the same manner as the Stated Maturity of the Series B Debentures.

LIQUIDATION DISTRIBUTION UPON TERMINATION

    The amount payable on the Series B Capital Securities in the event of any liquidation of the Series B Issuer is $1,000 per Series B Capital Security plus accumulated and unpaid Distributions, unless, in connection with such liquidation, the Series B Debentures are distributed to the holders of the Series B Capital Securities.

    USF&G has the right at any time to terminate the Series B Issuer and, after satisfaction of the liabilities and amounts owed to creditors of the Series B Issuer as provided by applicable law, cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities and Common Securities in liquidation of the Series B Issuer, subject to the Property Trustee having received an opinion of counsel to the effect that such distribution will not be a taxable event to the holders of the Series B Capital Securities.

    USF&G also has a right to terminate the Series B Issuer and distribute the Series B Debentures under the circumstances described above under Special Event Redemption or Distribution. See "Description of Preferred Securities -- Liquidation Distribution upon Termination" in the accompanying Prospectus.

                    CERTAIN TERMS OF THE SERIES B DEBENTURES

GENERAL

    The following summary of certain terms and provisions of the Series B Debentures supplements the description of the terms and provisions of the Debentures set forth in the accompanying Prospectus under the heading "Description of the Debentures," to which description reference is hereby made. The summary of certain terms and provisions of the Series B Debentures set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture. The form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus is a part.

    Concurrently with the issuance of the Series B Capital Securities, the Series B Issuer will invest the proceeds thereof and the consideration paid by USF&G for the Common Securities in the corresponding Series B Debentures issued by USF&G to the Series B Issuer. The Series B Debentures will bear Interest (as defined below) at the annual rate of 8.47% of the principal amount thereof, payable semi-annually in arrears on January 10 and July 10 of each year commencing July 10, 1997, except as otherwise described below. Interest which is accrued and unpaid after the semi-annual payment date therefor will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 8.47% thereof, compounded semi-annually. The term "Interest" as used herein shall include semi-annual interest payments, interest on semi-annual interest payments in arrears and Additional Interest (as defined below), as applicable. The Series B Debentures' other Interest payment provisions correspond to the Distribution provisions of the Series B Capital Securities.

    The Series B Debentures will be issued as a series of Debentures under the Indenture. The Series B Debentures will mature on January 10, 2027. The Series B Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of USF&G. The Series B Debentures will rank PARI PASSU with the Series A Debentures. See "Description of the Debentures-- Subordination" in the accompanying Prospectus.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    USF&G has the right at any time and from time to time to extend the interest payment period for the Series B Debentures for up to 10 consecutive semi-annual periods; provided that USF&G may not defer any Additional Interest that may be payable during such Extension Period; and provided further that no Extension Period shall extend beyond the stated maturity date or date of redemption of the Series B Debentures. At the end of the Extension Period, USF&G is obligated to pay all interest then accrued and unpaid (together with interest thereon to the extent permitted by applicable law). During any Extension Period, USF&G will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee) with respect to, any shares of USF&G's capital stock or any security of USF&G (including other Debentures) ranking PARI PASSU with or junior in interest to the Debentures, except in each case for (i) payments with securities junior in interest to the Series B Debentures, (ii) payments made on any series of Debentures upon the stated maturity of such Debentures or (iii) payments of accrued dividends (and cash in lieu of fractional shares) upon conversion into common stock of any convertible preferred stock of USF&G of any series now or hereinafter outstanding, in accordance with the terms of such stock. As a result, this covenant requires that an interest payment on one series of Debentures may be extended only if the interest periods on all series of Debentures are likewise extended. Prior to the termination of any Extension Period, USF&G may further extend the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 10 consecutive semi-annual periods or extend beyond the maturity or redemption date of the Series B Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, USF&G may select a new Extension Period subject to the above requirements. So long as the Property Trustee shall be the sole holder of the Series B Debentures, USF&G is required to give the Property Trustee and the Debenture Trustee notice of its selection of such Extension Period at least three Business Days prior to the date the Property Trustee or USF&G is required to give notice to any applicable self-regulatory organization or to holders of the Series B Capital Securities of the record date for the next stated maturity of an installment of interest or the date distributions on the Series B Capital Securities are redeemable, but in any event not less than three Business Days prior to such record date. The Property Trustee will be required to give such notice of USF&G's selection of such Extension Period to the holders of the Series B Capital Securities affected thereby. If the Property Trustee has ceased to be the sole holder of the Series B Debentures, USF&G is required to give the Debenture Trustee and the holders of the Series B Debentures notice of its selection of such Extension Period at least three Business Days prior to the earlier of: (i) the date the Property Trustee or USF&G is required to give notice to any applicable self-regulatory organization, or (ii) the next stated maturity of an installment of interest.

ADDITIONAL INTEREST

    If the Series B Issuer is required to pay any taxes, duties, assessments or other governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, USF&G also will pay as additional interest on the Series B Debentures ("Additional Interest") such amounts as shall be required so that the net amounts received and retained by the Series B Issuer after paying any such taxes, duties, assessments or governmental charges will be not less than the amounts the Series B Issuer would have received had no such taxes, duties, assessments or governmental charges been imposed. USF&G may not defer payment of Additional Interest and must pay Additional Interest if any such taxes, duties, assessments or governmental charges are payable by the Series B Issuer during any Extension Period.

REDEMPTION

    The Series B Debentures are redeemable prior to maturity at the option of USF&G (i) at any time on or after January 10, 2007, in whole or in part, and
(ii) prior to January 10, 2007, in whole (but not in part), if a Special Event occurs and is continuing, within 90 days following the Special Event, in each case at the Redemption Price described below.

    The Redemption Price, in the case of a redemption under (a) above, shall equal the following prices expressed in percentages of the Liquidation Amount together with accrued Distributions to but excluding the Redemption Date. If redeemed during the 12-month period beginning January 10:

YEAR                                                                              REDEMPTION PRICE
--------------------------------------------------------------------------------  ----------------
2007............................................................................        104.235%
2008............................................................................        103.812
2009............................................................................        103.388
2010............................................................................        102.965
2011............................................................................        102.541
2012............................................................................        102.118
2013............................................................................        101.694
2014............................................................................        101.271
2015............................................................................        100.847
2016............................................................................        100.424

and at 100% on or after January 10, 2017.

    The Redemption Price, in the case of a redemption following a Special Event as described under (b) above, shall equal the Make-Whole Amount (as defined under "Certain Terms of the Series B Capital Securities--Redemption"), together with accrued interest to but excluding the Redemption Date.

    The Series B Debentures will be subject to optional redemption in whole (but not in part) upon the termination and liquidation of the Series B Issuer pursuant to an order for the dissolution, termination or liquidation of the Series B Issuer entered by a court of competent jurisdiction. For so long as the Series B Issuer is the holder of all Series B Debentures outstanding, the proceeds of any redemption described in this section shall be used by the Series B Issuer to redeem the Series B Capital Securities and the Common Securities in accordance with their terms. USF&G shall not redeem the Series B Debentures in part unless all accrued and unpaid Interest (including any Additional Interest) has been paid in full on all Series B Debentures outstanding for all semi-annual interest periods on or prior to the Redemption Date and no Extension Period for the Series B Debentures is in effect.

RIGHT TO SHORTEN MATURITY

    The maturity of the Series B Debentures may be shortened at the option of USF&G under the circumstances described under "Description of Series B Capital Securities--Right to Shorten Maturity."

DISTRIBUTIONS OF SERIES B DEBENTURES

    Under certain circumstances involving the termination of the Series B Issuer (including if a Special Event or Grantor Trust Event occurs), Series B Debentures may be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer after satisfaction of liabilities to creditors of the Series B Issuer as provided by applicable law. If distributed to holders of Series B Capital Securities in liquidation, the Series B Debentures will initially be issued in the form of one or more global securities so long as the Series B Capital Securities were represented by global certificates immediately prior to such distribution and DTC, or any successor depositary for the Series B Capital Securities, will act as depositary for the Series B Debentures. It is anticipated that the depositary arrangements for the Series B Debentures would be substantially identical to those in effect for the Series B Capital Securities. Neither USF&G, The

Bank of New York, as Debenture Trustee, any paying agent nor any other agent of USF&G or the Debenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for such Series B Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Description of the Preferred Securities--Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.

    A global security shall be exchangeable for Series B Debentures registered in the names of persons other than DTC or its nominee only if (i) DTC notifies USF&G that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered to act as such depositary, (ii) USF&G in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing a Debenture Event of Default with respect to such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series B Debentures are issued in definitive form, such Series B Debentures will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

    Payments on Series B Debentures represented by a global security will be made to DTC, as the depositary for the Series B Debentures. In the event Series B Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Series B Debentures will be registrable, and Series B Debentures will be exchangeable for Series B Debentures of other denominations of a like aggregate principal amount, at the principal corporate trust office of the Debenture Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by USF&G, PROVIDED that payment of interest may be made at the option of USF&G by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series B Debentures are issued in certificated form, the record dates for payment of interest will be the 15th day preceding each Interest Payment Date. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Description of the Preferred Securities-- Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Series B Capital Securities. This summary supplements, updates and, in certain respects, supercedes the discussion contained in "United States Taxation" in the accompanying Prospectus. This summary only addresses the tax consequences to a person that acquires Series B Capital Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia
(iii) an estate the income of which is subject to United States federal income tax regardless of source or (iv) a trust (a) over the administration of which a court within the United States is able to exercise primary supervision and (b) all substantial decisions of which one or more United States fiduciaries have the authority to control (a "United States Person"). This summary does not address all tax consequences that may be applicable to a United States Person that is a beneficial owner of Series B Capital Securities, nor does it address the tax consequences to (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies, (iii) persons that will hold Series B Capital Securities as part of a position in a "straddle" or as a part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Series B Capital Securities as capital assets.

    The statements of law or legal conclusion set forth in this summary constitute the opinion of Piper & Marbury L.L.P., special tax counsel to USF&G and the Series B Issuer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Series B Capital Securities. In particular, legislation has been proposed that could adversely affect USF&G's ability to deduct interest on the Series B Debentures, which may in turn permit USF&G to cause a redemption of the Series B Capital Securities. See "--Possible Tax Law Changes". An opinion of counsel is not binding on the Internal Revenue Service or the courts, and the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the federal income tax law treatment of the purchase, ownership and disposition of Series B Capital Securities may differ from the treatment described below.

    PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CAPITAL SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF SERIES B ISSUER

    In connection with the issuance of the Series B Capital Securities, Piper & Marbury L.L.P. will render its opinion to the effect that, under then current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, the Series B Issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series B Capital Securities (a "Securityholder") will be required to include in its gross income its PRO RATA share of the interest income, including original issue discount, paid or accrued with respect to the Series B Debentures whether or not cash is actually distributed to the Securityholders. See "--Interest Income and Original Issue Discount." No amount included in income with respect to the Series B Capital Securities will be eligible for the dividends-received deduction.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

    Final Treasury Regulations issued on June 11, 1996 generally provide that stated interest on a debt instrument is not "qualified stated interest" and, therefore, will give rise to original issue discount ("OID") unless such interest is unconditionally payable in cash or in property (other than a debt instruments of the issuer) at least annually at a single fixed rate. Interest is considered to be unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than payment that occurs within a reasonable grace period) or non-payment a "remote contingency".

    Under the Series B Indenture, USF&G has the right, at any time and from time to time during the term of the Series B Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period. Unless the likelihood of exercise of such right to defer is remote, the Series B Debentures would be issued with OID. During any Extension Period, (a) USF&G will not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, and (b) USF&G will not be permitted to make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by USF&G that rank PARI PASSU with or junior the Series B Debentures (although these restrictions will not apply to dividends or distributions in common stock of USF&G and in certain other limited situations). See "Certain Terms of the Series B Debentures--Option to Extend Interest Payment Period". USF&G currently believes that the adverse impact that the imposition of such restrictions would have on USF&G and value of the equity securities of USF&G makes the likelihood of USF&G exercising its right to defer payments of interest on the Series B Debentures remote. Accordingly, USF&G believes that the stated interest on the Series B Debentures should be considered unconditionally payable for purposes of the OID provisions of the Code and that the Series B Debentures should not be considered to have been issued with OID. As a result, each Securityholder will be required to include interest payments in taxable income at the time accrued or received in accordance with its own method of accounting. There can be no assurance, however, that the Internal Revenue Service will agree with such determination.

    However, if USF&G does exercise its right to defer payments of interest thereon, the Series B Debentures will be considered to be retired and reissued for their adjusted issue price at such time, and the Series B Debentures thereafter will be considered to have been issued with OID. In such case, all of the interest payments thereafter payable will be treated as OID. If the payments were treated as OID (either because USF&G exercises the right to defer interest payments or because the exercise of such right was not remote at the time of issuance), the holder must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. The amount of OID that accrues in any semi-annual period will approximately equal the amount of the interest that accrues in that semi-annual period at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest period. A Securityholder that disposes of the Series B Capital Securities during an Extension Period may suffer a loss because the market value of the Series B Capital Securities likely will fall if USF&G exercises its option to defer payments of interest on the Series B Debentures. To the extent the selling price is less than the Securityholder's adjusted tax basis (which will include all accrued but unpaid interest), a Securityholder will recognize a capital loss.

DISTRIBUTION OF SERIES B DEBENTURES TO HOLDERS OF SERIES B CAPITAL SECURITIES

    Under current law, a distribution of the Series B Issuer of the Series B Debentures as described under the caption "Certain Terms of the Series B Capital Securities--Liquidation Distribution Upon Termination" will be non-taxable and will result in the Securityholder receiving directly its PRO RATA share of the Series B Debentures previously held indirectly through the Series A Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series B Capital Securities before such distribution. If, however, the liquidation of the Series B Issuer were to occur because the Series B Issuer is subject to United States federal income tax with respect to income accrued or received on the Series B Debentures, the distribution of Series B Debentures to Securityholders by the Series B Issuer would be a taxable event to the Series B Issuer and each Securityholder, and the Securityholder would recognize gain or loss as if the Securityholder had exchanged its Series B Capital Securities for the Series B Debentures it received upon the liquidation of the Series B Issuer. A Securityholder will include interest in income in respect of Series B Debentures received from the Series B Issuer in the manner described above under "Interest Income and Original Issue Discount."

SALES OR REDEMPTION OF SERIES B CAPITAL SECURITIES

    Gain or loss will be recognized by a Securityholder on the sale of Series B Capital Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the

Securityholder's adjusted tax basis in the Series B Capital Securities sold or redeemed. A Securityholder's adjusted tax basis in the Series B Capital Securities generally will be increased by any OID included in gross income and decreased by any interest payments not treated as "qualified stated interest" (as defined above). See "--Interest Income and Original Issue Discount". Gain or loss recognized by a Securityholder on Series B Capital Securities held for more than one year generally will be taxable as long-term capital gain or loss. Amounts attributable to accrued interest with respect to a Securityholder's PRO RATA shares of the Series B Debentures not previously included in income will be taxable as ordinary income.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    The amount of interest paid or accrued on the Series B Capital Securities held of record by United States Persons (other than corporations and other exempt Securityholders) will be reported to the IRS. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

    Payment of the proceeds from the disposition of Series B Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

    Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

    It is anticipated that income on the Series B Capital Securities will be reported to holders on Form 1099 and mailed to holders of the Series B Capital Securities by January 31 following each calendar year.

POSSIBLE TAX LAW CHANGES

    On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was released. The Bill would, among other things, generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum weighted average maturity of more than 40 years. The Bill would also generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), and the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. For purposes of determining the weighted average maturity or the term of an instrument, any right to extend would be treated as exercised. The above-described provisions of the Bill were proposed to be effective generally for instruments issued on or after December 7, 1995. If either provision were to apply to the Series B Debentures, USF&G would be unable to deduct interest on the Series B Debentures. However, on March 29, 1996 the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. Under current law, USF&G will be able to deduct interest on the Series B Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of USF&G to deduct interest on the Series B Debentures. Such a change could give rise to a Tax Event, which would permit USF&G to cause a redemption of the Series B Capital Securities or shorten the maturity of the Series B Capital Securities. See "Certain Terms of the Series B Capital Securities--Redemption" and "Certain Terms of the Series B Capital Securities--Right to Shorten Maturity."

                          CERTAIN ERISA CONSIDERATIONS

    Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Series B Capital Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

    Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in the imposition of an excise tax under Section 4975 of the Code on the Parties in Interest and may cause the Plan fiduciary to incur certain liabilities under ERISA, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

    Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Series B Issuer would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Series B Issuer and no exceptions were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. A beneficial interest in a trust is specifically defined under the Plan Assets Regulation as an "equity interest."

    Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Series B Issuer would not be deemed to be "plan assets" of investing Plans if, immediately after the most recent acquisition of any equity interest in the Series B Issuer, less than 25% of the value of the Series B Capital Securities were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any Plan (collectively, "Benefit Plan Investors"), or if the Series B Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. No assurance can be given that the value of the Series B Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Series B Capital Securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. In addition, the Series B Capital Securities are not expected to be considered to be "publicly-offered securities" under the Plan Asset Regulation. Consequently, if Plans or investors using assets of Plans purchase Series B Capital Securities, the Series B Issuer's assets could be deemed to be "plan assets" of such Plans for purposes of the fiduciary responsibility provisions of ERISA and the Code. Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Plan is considered to be a fiduciary of such Plan. Therefore, the investing fiduciary of each Plan that purchases or holds the Series B Capital Securities should consider whether there has been a proper delegation of fiduciary authority under ERISA.

    Certain transactions involving the Series B Issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Series B Capital Securities were acquired with "plan assets" of such Plan and assets of the Series B Issuer were deemed to be "plan assets" of Plans investing in the Series B Issuer. The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for certain direct or indirect prohibited transactions that may arise from the purchase or holding of the Series B Capital Securities if assets of the Series B Issuer were deemed to be "plan assets" of Plans investing in the Series B Issuer as described above. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).

    Because the assets of the Series B Issuer may be deemed to be "planned assets" of Plans investing in the Series B Issuer for purposes of applying ERISA and Section 4975 of the Code, the Series B Capital Securities may not be purchased or held by any Plan or any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or another applicable exemption. Any purchaser or holder of the Series B Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding.

    Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Series B Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, USF&G and the Series B Issuer have agreed that the Series B Issuer will sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Smith Barney Inc. (collectively, the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Series B Issuer the respective number of Series B Capital Securities set forth opposite its name below:

                                                                            NUMBER OF SERIES B
             UNDERWRITER                                                    CAPITAL SECURITIES
--------------------------------------------------------------------------  ------------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated....................................................          20,000
Goldman, Sachs & Co. .....................................................          20,000
Bear, Stearns & Co. Inc. .................................................          20,000
Lehman Brothers Inc. .....................................................          20,000
Smith Barney Inc. ........................................................          20,000
                                                                                   -------
          Total...........................................................         100,000
                                                                                   -------
                                                                                   -------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Series B Capital Securities offered hereby, if any are taken.

    The Underwriters propose to offer the Series B Capital Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $6.00 per Series B Capital Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $3.00 per Series B Capital Security to certain brokers and dealers. After the Series B Capital Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    In view of the fact that the proceeds from the sale of the Series B Capital Securities will be used to purchase the Series B Debentures issued by USF&G, the Underwriting Agreement provides that USF&G will pay as Underwriters' Compensation for the Underwriters arranging the investment therein of such proceeds an amount of $10.00 per Series B Capital Security for the accounts of the several Underwriters.

    The Series B Capital Securities are a new issue of securities with no established trading market. USF&G and the Series B Issuer have been advised by the Underwriters that they intend to make a market in the Series B Capital Securities. However, the Underwriters are not obligated to do so and such market making may be interrupted or discontinued without notice.

    USF&G and the Series B Issuer have agreed, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the date on which the distribution of the Series B Capital Securities ceases, as determined by the Underwriters, or (ii) 30 days after the closing date, not to offer, sell, contract to sell or otherwise dispose of any Series B Capital Securities, any other beneficial interest in the Series B Issuer, any Series B Debentures or any Series B Capital Securities or any other securities of the Series B Issuer, USF&G or any similar trust which are substantially similar to the Series B Capital Securities, including any guarantee of the Series B Capital Securities, or the Series B Debentures, or any securities convertible into or exchangeable for, or that represent the right to receive, Series B Capital Securities, preferred stock or such substantially similar securities of either an Issuer or USF&G or any similar trust, without the prior written consent of the Underwriters.

    USF&G and the Series B Issuer have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act.

    Certain of the Underwriters or their affiliates have provided from time to time, and expect to continue to provide in the future, investment banking services to USF&G and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions. Robert
J. Hurst, a Director of USF&G, is a limited partner of The Goldman Sachs Group, L.P. and a managing director of Goldman, Sachs & Co.

                                USF&G CAPITAL I
                                USF&G CAPITAL II

                              PREFERRED SECURITIES
     GUARANTEED TO THE EXTENT SUCH ISSUER HAS FUNDS AS SET FORTH HEREIN BY

                               USF&G CORPORATION
                                ----------------

    USF&G Capital I and USF&G Capital II, each a statutory business trust created under the laws of the State of Delaware (each, the "Issuer," and collectively, the "Issuers") may severally offer, from time to time, their respective cumulative quarterly income preferred securities (the "Preferred Securities") representing preferred undivided beneficial interests in the assets of each Issuer. USF&G Corporation, a Maryland corporation ("USF&G"), will be the owner of beneficial interests represented by common securities (the "Common Securities") of each Issuer. The Bank of New York is the Property Trustee of each Issuer. The payment of periodic cash distributions ("Distributions") with respect to the Preferred Securities of each Issuer and payments on liquidation or redemption with respect to such Preferred Securities, in each case out of funds held by such Issuer, are each guaranteed by USF&G to the extent described herein (each, a "Guarantee"). The obligations of USF&G under each Guarantee will be subordinate and junior in right of payment to all liabilities of USF&G except any liabilities that may be made PARI PASSU or subordinate to the Guarantee expressly by their terms. Concurrently with the issuance by each Issuer of its Preferred Securities, such Issuer will invest the proceeds thereof in a corresponding series of USF&G's deferrable interest subordinated debentures (the "Debentures") with terms corresponding to that Issuer's Preferred Securities. The Debentures will be unsecured and subordinate and junior in right of payment to Senior Indebtedness (as defined herein) of USF&G. The Debentures will be the sole assets of each Issuer and the interest on the Debentures will be the only revenue of each Issuer. Upon the occurrence of certain events as will be described in the accompanying Prospectus Supplement, USF&G may redeem the Debentures or may terminate each Issuer and cause the Debentures to be distributed to the holders of the Preferred Securities in liquidation of their interest in such Issuer. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination."

    The Preferred Securities may be offered in amounts, at prices and on terms to be determined at the time of offering, provided, however, that the aggregate initial public offering price of all Preferred Securities issued pursuant to the Registration Statement of which this Prospectus forms a part shall not exceed $210,000,000. Certain specific terms of a particular Issuer's Preferred Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), including where applicable and to the extent not set forth herein, the identity of that Issuer, the specific title, the aggregate amount, the Distribution rate, the maturity, the stated liquidation preference, redemption provisions, other rights, the initial public offering price, and any other special terms, as well as any planned listing on a securities exchange, of such Preferred Securities.

    The Preferred Securities may be sold in a public offering to or through underwriters or dealers designated from time to time. See "Plan of Distribution." The names of any such underwriters or dealers involved in the sale of the Preferred Securities of any particular Issuer in respect of which this Prospectus is being delivered, the number of Preferred Securities to be purchased by any such underwriters or dealers and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to each Issuer will also be set forth in the Prospectus Supplement.

    SEE "RISK FACTORS" AT PAGE 5 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING WHICH PAYMENT OF DISTRIBUTIONS ON THE PREFERRED SECURITIES AND RELATED DEBENTURES MAY BE DEFERRED AND THE RELATED FEDERAL INCOME TAX CONSEQUENCES.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February 21, 1996.

                             AVAILABLE INFORMATION

    USF&G Corporation, a Maryland corporation ("USF&G"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and the public reference facilities in the Commission's Regional Offices located at Seven World Trade Center, 7th Floor, New York, New York and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange.

    USF&G and each of USF&G Capital I and USF&G Capital II, each a statutory business trust formed under the laws of the State of Delaware, have filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement as certain parts are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

    No separate financial statements of any Issuer have been included herein. USF&G and the Issuers do not consider that such financial statements would be material to holders of Preferred Securities offered hereby because each Issuer is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in, and does not propose to engage in, any activity other than as set forth below. See "The Issuers."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by USF&G with the Commission are incorporated by reference in this Prospectus:

    1. USF&G's annual report on Form 10-K/A for the year ended December 31, 1994.

    2. USF&G's quarterly report on Form 10-Q/A for the quarter ended March 31, 1995, and quarterly reports on Form 10-Q for the quarters ended June 30, 1995 and September 30, 1995.

    3. USF&G's current reports on Form 8-K dated January 12, 1995, January 20, 1995, January 25, 1995 and October 12, 1995.

    All other documents filed by USF&G pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and the accompanying Prospectus Supplement and prior to the termination of the offering of the Preferred Securities shall be deemed to be incorporated by reference in this Prospectus and the accompanying Prospectus Supplement, and to be a part hereof from the respective dates of the filing of such documents.

    Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the accompanying Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the accompanying Prospectus Supplement.

    USF&G hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference in the information that this Prospectus incorporates. Requests should be directed to USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202, Attention: John F. Hoffen, Jr., Secretary (telephone: 410-547-3310).

                                  THE ISSUERS

    Each of USF&G Capital I and USF&G Capital II is a statutory business trust created under Delaware law pursuant to (i) a trust agreement executed by USF&G, as sponsor for the Issuer, and the trustees of such Issuer and (ii) the filing of a certificate of trust with the Delaware Secretary of State. Each trust agreement will be amended and restated in its entirety (each, as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each Issuer exists for the exclusive purposes of (i) issuing and selling its Preferred Securities and Common Securities, (ii) using the proceeds from the sale of such Preferred Securities and Common Securities to acquire a corresponding series of Debentures issued by USF&G, (iii) maintaining its status as a grantor trust for United States federal income tax purposes and (iv) engaging in those activities necessary or incidental thereto. All of the Common Securities will be owned by USF&G. The Common Securities will rank PARI PASSU, and payments will be made thereon PRO RATA, with the Preferred Securities, except that upon the occurrence and continuance of a Debenture Event of Default (as defined herein) under the Trust Agreement, the rights of the holders of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or other acquisition of Common Securities will be subordinated to the rights of the holders of the Preferred Securities. USF&G will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of each Issuer. Each Issuer has a term of approximately 50 years, but may terminate earlier as provided in the applicable Trust Agreement. Each Issuer's business and affairs are conducted by the following trustees, each appointed by USF&G as holder of the Common Securities: The Bank of New York (the "Property Trustee"), The Bank of New York (Delaware) (the "Delaware Trustee") and three individual trustees (the "Administrative Trustees") who are employees or officers of or affiliated with USF&G. The Property Trustee, the Delaware Trustee and the Administrative Trustees are collectively referred to herein as the "Issuer Trustees." The holder of the Common Securities, or the holders of a majority in liquidation preference of the Preferred Securities if a Debenture Event of Default has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and the Delaware Trustee. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the holder of the Common Securities. The duties and obligations of each of the Issuer Trustees are governed by the applicable Trust Agreement. USF&G will pay all fees and expenses related to the Issuers and the offering of the Preferred Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Issuers. The principal place of business of each Issuer is c/o USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202, and its telephone number is (410) 547-3000. The office of the Delaware Trustee in the State of Delaware is White Clay Center, Route 273, Newark, Delaware 19711.

                               USF&G CORPORATION

    USF&G is a holding company whose principal subsidiaries are engaged in writing property/casualty insurance and life insurance/annuities. Property/casualty insurance is written primarily by United States Fidelity and Guaranty Company, founded in 1896, and is sold through independent agents supported by the Company's underwriting, marketing, administrative and claim services offices located throughout the United States. Life insurance and annuities are written primarily by Fidelity and Guaranty Life Insurance Company, founded in 1959, and are sold throughout the United States through independent agents, managing general agents and regional and national securities brokerage firms. USF&G is incorporated in Maryland, and its principal executive office is located at 100 Light Street, Baltimore, Maryland 21202, and its telephone number is (410) 547-3000.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE PREFERRED SECURITIES SHOULD CONSIDER THE FOLLOWING MATTERS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUS SUPPLEMENT.

SUBORDINATED OBLIGATIONS UNDER THE DEBENTURES AND THE GUARANTEE

    USF&G's obligations under the Debentures are subordinate and junior in right of payment to all Senior Indebtedness of USF&G. At December 31, 1995, the Senior Indebtedness of USF&G aggregated approximately $825 million, including $234 million of Intercompany Indebtedness (as defined herein). In addition, as of such date, USF&G's subsidiaries had total liabilities of approximately $11.5 billion (including estimated liabilities for insurance claims) to which the Debentures will be effectively subordinated. The obligations of USF&G under each Guarantee issued by USF&G for the benefit of the holders of the Preferred Securities are subordinate and junior in right of payment to all liabilities of USF&G, except those made PARI PASSU or subordinate to the Guarantee expressly by their terms. There are no terms in the Preferred Securities, the Debentures or the Guarantee that limit USF&G's ability to incur additional indebtedness, including indebtedness that ranks senior to the Debentures and the Guarantee. See "Description of the Guarantee-Status of the Guarantee" and "Description of the Debentures-- Subordination."

    The ability of the Issuers to pay amounts due on the Preferred Securities is entirely dependent upon USF&G making payments on the Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

    To the extent and as further provided in the Prospectus Supplement, so long as an Event of Default under the Indenture has not occurred and is continuing, USF&G will have the right at any time and from time to time to extend interest payment periods on a series of Debentures for up to 60 months (an "Extension Period"), and, as a consequence, quarterly Distributions on the Preferred Securities will be deferred by an Issuer during any Extension Period. Distributions in arrears after the quarterly payment date therefor will accumulate additional distributions thereon at the rate specified in the Prospectus Supplement (to the extent permitted by law). In the event USF&G exercises its right to extend the interest payment periods on the Debentures, USF&G will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee) with respect to, any shares of USF&G's capital stock or any other security of USF&G (including other Debentures) ranking PARI PASSU with or junior in interest to the Debentures, except in each case for (i) payments with securities junior in interest to the Debentures, (ii) payments made on any series of Debentures upon the stated maturity of such Debentures, or (iii) payments of accrued dividends (and cash in lieu of fractional shares) upon conversion into common stock of any convertible preferred stock of USF&G of any series now or hereinafter outstanding, in accordance with the terms of such stock. As a result, this covenant requires that an interest payment on one series of Debentures may be extended only if the interest periods on all series of Debentures are likewise extended. Prior to the termination of any Extension Period, USF&G may further extend the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 60 months or extend beyond the maturity or redemption date of the Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, USF&G may elect a new Extension Period subject to the above requirements. See "Description of the Preferred Securities--Distributions."

    Should an Extension Period occur, an Issuer will continue to accrue income for United States federal income tax purposes which will be allocated, but not distributed, to holders of the Preferred Securities. As a result, a holder of Preferred Securities will include such interest in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive from the corresponding Issuer the cash related to such income if the holder disposes of the Preferred Securities prior to the record date for the payment of Distributions. See "United States Taxation--Potential Extension of Interest Payment Period and Original Issue Discount."

    Should USF&G determine to exercise its right to defer payments of interest by extending the interest payment period on the Debentures, the market price of the Preferred Securities is likely to be affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of USF&G's right to defer interest payments, the market price of the Preferred Securities (which represent an undivided beneficial interest in the Debentures) may be more volatile than other securities on which original issue discount accrues that do not have such rights.

PROPOSED TAX LEGISLATION

    On December 7, 1995, the U.S. Department of Treasury announced a Balanced Budget Proposal which contained a proposed amendment to the Internal Revenue Code of 1986, as amended, (the "Code") which would classify a debt instrument issued on or after December 7, 1995 as equity if the instrument had a term exceeding 20 years and was not classified as indebtedness on the issuer's balance sheet. A text of proposed statutory language published on January 23, 1996 provides that the Code amendment would not apply to issues filed with the Commission before December 7, 1995. . Because the Registration Statement for the Preferred Securities was filed with the Commission on December29, 1995, the provisions of the proposed amendment would be applicable to the Preferred Securities if such provisions are enacted with the currently proposed effective date. Accordingly, if Debentures having a term in excess of 20 years are issued and the proposal is subsequently enacted in its current form, the Debentures would be subject to redemption, or the related Issuer could be liquidated by distributing the Debentures to the holders of Preferred Securities, at the option of USF&G as described under "Description of the Preferred Securities--Redemption and "Description of Preferred Securities--Liquidation Distribution Upon Termination." USF&G cannot predict whether this proposed amendment may be modified or other legislation may be enacted which might affect the character of the Debentures or otherwise affect the Preferred Securities offered hereby.

SPECIAL EVENT REDEMPTION OR DISTRIBUTION

    Upon the occurrence and continuation of a Special Event as further described in "Description of the Preferred Securities--Redemption"and the Prospectus Supplement, USF&G will have the right to redeem the Debentures affected by such Special Event and therefore cause a mandatory redemption of the corresponding Preferred Securities. In addition, upon the occurrence of such a Special Event or in the event the Issuer is not or will not be taxed as a grantor trust for United States federal income tax purposes, but a Tax Event has not occurred (a "Grantor Trust Event") as further described in the Prospectus Supplement, USF&G will have the right to terminate the corresponding Issuer and cause the Debentures to be distributed to the holders of the Preferred Securities in liquidation of such holders' interests in the Issuer. See "Description of the Preferred Securities--Redemption," "Description of Preferred Securities-- Liquidation Distribution Upon Termination." Certain proposed tax legislation, if enacted subsequent to the issuance of the Preferred Securities, could give rise to USF&G's redemption or termination rights. See "Proposed Tax Legislation," "United States Taxation--Receipt of Debentures Upon Liquidation of an Issuer" and "United States Taxation--Sale or Other Disposition of the Preferred Securities."

RIGHTS UNDER THE GUARANTEE

    Each Guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as the Guarantee Trustee under each Guarantee for the purposes of compliance with the Trust Indenture Act. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the related Preferred Securities and The Bank of New York will also be the trustee for the Debentures and the Property Trustee.

    Each Guarantee guarantees on a subordinated basis to the holders of the related Preferred Securities the payment (but not the collection) of (i) any accrued and unpaid Distributions required to be paid on such Preferred Securities, to the extent the Issuer has funds on hand available therefor, (ii) the Redemption Price, including all accrued and unpaid Distributions to the date of redemption, with respect to such Preferred Securities called for redemption by the Issuer, to the extent the Issuer has funds on hand available therefor, and (iii) upon a voluntary or involuntary termination, winding-up or liquidation of the Issuer (unless the Debentures are distributed to holders of such Preferred Securities), (a) the aggregate liquidation preference of the Preferred Security plus all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Issuer has funds on hand available to make such payment or, if different, (b) the amount of assets of the Issuer remaining available for distribution to holders of the Preferred Securities in liquidation of the Issuer. The holders of not less than a majority in aggregate liquidation preference of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under a Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against USF&G to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Issuer or any other person or entity. If USF&G were to default on its obligations under the Debentures, the Issuer would lack available funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and in such event holders of the Preferred Securities would not be able to rely upon a Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would be required either (i) to rely on the enforcement of their rights against USF&G pursuant to the terms of the Debentures or (ii) to enforce, to the fullest extent permitted by law, the Property Trustee's rights against USF&G. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Debentures--Subordination." The Trust Agreement for each series of Preferred Securities provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

LIMITED VOTING RIGHTS

    Holders of Preferred Securities will have limited voting rights and, except upon the occurrence of an Event of Default under the Trust Agreement as a result of an event of default under the Indenture (a "Debenture Event of Default"), will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, which voting rights are vested exclusively in the holder of Common Securities unless and until a Debenture Event of Default has occurred and is continuing. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the holder of the Common Securities. See "Description of the Preferred Securities--Events of Default; Notice."

TRADING CHARACTERISTICS OF PREFERRED SECURITIES

    Application has been made to list the Preferred Securities on the New York Stock Exchange. The Preferred Securities are expected to trade at a price that takes into account the value, if any, of accrued and unpaid Distributions; thus, purchasers will not pay and sellers will not receive any accrued and unpaid interest with respect to their undivided beneficial interests in Debentures owned through the Preferred Securities that is not included in the trading price of the Preferred Securities. However, interest on the Debentures will be included in the gross income of U.S. holders of Preferred Securities as it accrues, rather than when it is paid. See "United States Taxation--Income from Preferred Securities" and "United States Taxation--Potential Extension of Interest Payment Period and Original Issue Discount." The trading price of the Preferred Securities is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Preferred Securities may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Preferred Securities, although any increase may be moderated by other factors, including by USF&G's ability to redeem the Debentures on the dates set forth in the Prospectus Supplement. In addition, because payment of Distributions on the Preferred Securities is dependent upon USF&G's ability to pay interest on the Debentures, negative developments affecting USF&G may adversely affect the trading price of the Preferred Securities.

                                USE OF PROCEEDS

    Each of USF&G Capital I and USF&G Capital II will use all proceeds received from the sale of its Preferred Securities to purchase Debentures of USF&G.

    Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debentures are expected to be used by USF&G for general corporate purposes, including redemption, in whole or in part, of outstanding shares of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    On a consolidated basis, the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends include the earnings and fixed charges of USF&G and its subsidiaries for the periods indicated.

                                                                                                  YEARS ENDED DECEMBER 31
                                                                       NINE MONTHS ENDED    -----------------------------------
                                                                      SEPTEMBER 30, 1995      1994        1993         1992
                                                                     ---------------------  ---------     -----        -----
Ratio of Earnings to Fixed Charges.................................              3.9            .8 (A)        2.5          1.4
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends........................................................              2.7            .6 (A)        1.5           .8


                                                                        1991         1990
                                                                        -----        -----
Ratio of Earnings to Fixed Charges.................................          (B)          (C)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends........................................................          (B)          (C)

------------------------

(A) USF&G's earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $43 million and $89 million, respectively, for the year ended December 31, 1994. In 1994, USF&G recorded facilities exit costs of $183,000,000 relating to its plan to consolidate its Baltimore headquarters facilities by relocating all USF&G personnel currently located at its office building in downtown Baltimore to other facilities owned by USF&G. The ratio of consolidated earnings before facilities exit costs to fixed charges was 3.1 in 1994, and the ratio of consolidated earnings before facilities exit costs to combined fixed charges and preferred stock dividends was 1.8 in 1994.

(B) USF&G had a net loss for the year ended December 31, 1991 and earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $150 million and $187 million, respectively, for the year ended December 31, 1991.

(C) USF&G had a net loss for the year ended December 31, 1990 and earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $436 million and $453 million, respectively, for the year ended December 31, 1990.

    The ratios were determined by dividing consolidated earnings by total fixed charges and total fixed charges and preferred stock dividends, respectively. Earnings consist of income from continuing operations before considering income taxes, the cumulative effect of accounting changes, and fixed charges. Fixed charges consist of interest and that portion of rentals which is deemed to be an appropriate interest factor. All amounts have been restated to reflect the mergers with Discover Re Managers, Inc. and Victoria Financial Corporation, both of which were consummated in the second quarter of 1995 and were accounted for as pooling-of-interests.

                    DESCRIPTION OF THE PREFERRED SECURITIES

    Pursuant to the terms of each Trust Agreement, the Issuers will issue the Preferred Securities and the Common Securities (together, the "Trust Securities"). The Preferred Securities of a particular issue will represent undivided beneficial interests in the assets of the related Issuer and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities of such Issuer, as well as other benefits as described in the corresponding Trust Agreement. This summary of certain provisions of each Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of each Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part and each Trust Agreement has been qualified as an indenture under the Trust Indenture Act. Each of the Issuers is a legally separate entity and the assets of one are not available to satisfy the obligations of the other. See "United Stated Taxation" for a description of certain tax matters relating to the Preferred Securities, including a discussion of certain proposed legislation.

GENERAL

    The Preferred Securities of an Issuer will rank PARI PASSU, and payments will be made thereon PRO RATA, with the Common Securities of that Issuer except as described under "--Subordination of Common Securities." The Debentures will be held in trust by the Property Trustee for the benefit of the holders of the related Trust Securities. Each Guarantee Agreement executed by USF&G for the benefit of the holders of each Issuer's Preferred Securities is a guarantee on a subordinated basis with respect to the related Preferred Securities but only guarantees payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the related Issuer has funds on hand available to make such payments, and does not otherwise guarantee such payments. See "Description of the Guarantee." USF&G has, through the Guarantee, the Trust Agreement, the Debentures, the Indenture and the Expense Agreement (as defined herein), taken together, fully and unconditionally guaranteed all of the Issuer's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Debentures and the Guarantee."

DISTRIBUTIONS

    Each Issuer's Preferred Securities represent undivided beneficial interests in the assets of such Issuer. The Distributions on each Preferred Security will be payable at a rate specified in the Prospectus Supplement for such Preferred Securities. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

    Distributions on the Preferred Securities will be cumulative, will accrue from the date of original issuance and will be payable quarterly in arrears on the dates in each year specified in the Prospectus Supplement (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date") (except as otherwise described below). In the event that any date on which Distributions are otherwise payable on the Preferred Securities is not a Business Day, payment of the Distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect to any such delay) except that, if such Business Day is in the next succeeding calendar year, payment of such Distribution shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the Distribution Date. A "Business Day" shall mean any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

    It is anticipated that the income of each Issuer available for distribution to its holders of Preferred Securities will be limited to payments under the corresponding series of Debentures in which the Issuer will invest the proceeds from the issuance and sale of its Preferred Securities and its Common Securities. See "Description of the Debentures." If USF&G does not make interest payments on such Debentures, the Property Trustee will not have funds available to pay Distributions on the corresponding Preferred Securities.

    The Prospectus Supplement will include a description of the terms and circumstances under which USF&G will have the right under the Indenture to extend, from time to time, the interest payment period on each series of the Debentures for up to 60 months, provided that such Extension Period may not extend beyond the maturity or redemption date of the Debentures. Quarterly Distributions on the corresponding Preferred Securities also will be deferred (but will continue to accumulate) during any such Extension Period.

    Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the securities register of such Issuer on the relevant record dates, which, as long as the Preferred Securities remain in book-entry-only form, will be one Business Day prior to the relevant Distribution Date. Subject to any applicable laws and regulations and the provisions of the applicable Trust Agreement, each such payment will be made as described under "--Book-Entry-Only Issuance--The Depository Trust Company." In the event any Preferred Securities are not in book-entry-only form, the relevant record date for such Preferred Securities shall be the date 15 days prior to the relevant Distribution Date.

REDEMPTION

    Upon the repayment of any series of Debentures, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment will be applied by the Property Trustee to redeem the corresponding Preferred Securities, upon not less than 20 nor more than 90 days' notice, at a redemption price (the "Redemption Price") equal to the liquidation preference of such Preferred Securities plus all accrued and unpaid Distributions to the redemption date (the "Redemption Date"), plus the amount of premium, if any, paid by USF&G upon the concurrent redemption of a Like Amount (as defined in the Trust Agreement) of Debentures. The redemption terms of a particular series of Debentures and the related Preferred Securities will be set forth in the accompanying Prospectus Supplement, and will include a right to redeem the Preferred Securities upon the occurrence of certain Tax Events and Investment Company Events (in either case, "Special Events") and exchange Debentures for the Preferred Securities upon the occurrence of Special Events or Grantor Trust Events, each as defined in the Trust Agreement and further described in the Prospectus Supplement.

REDEMPTION PROCEDURES

    Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the proceeds from the contemporaneous redemption of the corresponding series of Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Issuer has funds on hand available for the payment of such Redemption Price. See also "--Subordination of Common Securities."

    If an Issuer gives a notice of redemption in respect of its Preferred Securities, then, by 11:00 a.m., New York City time, on the Redemption Date, to the extent funds are available and so long as the Preferred Securities are in book-entry-only form, the Property Trustee will irrevocably deposit with The Depository Trust Company ("DTC") funds sufficient to pay the applicable Redemption Price for the Preferred Securities being redeemed and will give DTC irrevocable instructions and authority to pay the Redemption Price to the beneficial owners of such Preferred Securities. See "--Book Entry-Only Issuance--The

Depository Trust Company." If such Preferred Securities are no longer in book-entry-only form, the Issuer, to the extent funds are available, will irrevocably deposit with the paying agent for such Preferred Securities funds sufficient to pay the applicable Redemption Price for the Preferred Securities being redeemed and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption shall be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Issuer or by USF&G pursuant to the Guarantee as described under "Description of the Guarantee," Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the original Redemption Date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

    Subject to applicable law, USF&G or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of Debentures to holders of Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for such Preferred Securities on the relevant record date, which shall be one Business Day prior to the relevant Redemption Date or liquidation date, as applicable; provided, however, that in the event that any Preferred Securities are not in book entry only form, the relevant record date for such Preferred Securities shall be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

    If less than all the securities issued by an Issuer are to be redeemed on a Redemption Date, then the aggregate amount of such securities to be redeemed shall be allocated 3% to the Common Securities of such Issuer and 97% to its Preferred Securities. The particular Preferred Securities to be redeemed shall be selected not more than 90 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or integral multiples thereof) of the liquidation preference of Preferred Securities of a denomination larger than $25. The Property Trustee shall promptly notify the securities registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the liquidation preference thereof to be redeemed. For all purposes of each Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate, in the case of any Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation preference of Preferred Securities which has been or is to be redeemed.

SUBORDINATION OF COMMON SECURITIES

    Payment of Distributions on, and the Redemption Price of, each Issuer's Trust Securities, as applicable, shall be made PRO RATA based on the liquidation preference of such Trust Securities; PROVIDED, HOWEVER, that if on any Distribution Date or Redemption Date a Debenture Event of Default (as defined above) shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Issuer's Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the Issuer's outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the Issuer's outstanding Preferred Securities shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Issuer's Preferred Securities then due and payable.

    In the case of any Event of Default under any Trust Agreement resulting from a "Debenture Event of Default", the holder of such Issuer's Common Securities will be deemed to have waived any right to act with respect to such Event of Default under such Trust Agreement until the effect of such Event of Default with respect to such Preferred Securities has been cured, waived or otherwise eliminated. Until any such Event of Default under the applicable Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of such Preferred Securities and not on behalf of the holder of the Issuer's Common Securities, and only the holders of such Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

    Pursuant to each Trust Agreement, each Issuer shall be terminated by USF&G on the first to occur of: (i) December 31, 2045, the expiration of the term of such Issuer; (ii) the bankruptcy, dissolution or liquidation of USF&G; (iii) the distribution of a Like Amount (as defined in the Trust Agreement) of the corresponding series of Debentures to the holders of its Preferred Securities and Common Securities following the occurrence of a Special Event or a Grantor Trust Event; (iv) the redemption of all of the Issuer's Preferred Securities;
(v) an order for the dissolution of the Issuer shall have been entered by a court of competent jurisdiction; and (vi) as otherwise described in the Prospectus Supplement.

    If an early termination occurs as described in clause (ii), (iii), (v) or
(vi) above, the Issuer shall be liquidated by the Issuer Trustees as expeditiously as the Issuer Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of such Issuer as provided by applicable law, to the holders of such Preferred Securities and Common Securities a Like Amount of the corresponding series of Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Issuer available for distribution to holders, after satisfaction of liabilities to creditors of such Issuer as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the stated liquidation preference of the Preferred Security plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because such Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable by such Issuer on its Preferred Securities shall be paid on a PRO RATA basis. The holder(s) of such Issuer's Common Securities will be entitled to receive distributions upon any such liquidation PRO RATA with the holders of its Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities.

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an "Event of Default" under each Trust Agreement with respect to the Preferred Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

    (i) the occurrence of a Debenture Event of Default; or

    (ii) default by the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days (subject to the deferral of any due date in the case of an Extension Period); or

    (iii) default by the Property Trustee in the payment of any Redemption Price of any Preferred Security or Common Security when it becomes due and payable; or

    (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Issuer Trustees in such Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the defaulting Issuer Trustee or Trustees by the holders of at least 25% in aggregate liquidation preference of the outstanding Preferred Securities of the applicable Issuer, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under such Trust Agreement; or

    (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by USF&G to appoint a successor Property Trustee within 60 days thereof.

    Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of such Issuer's Preferred Securities, the Administrative Trustees and USF&G, as Depositor, unless such default shall have been cured or waived. USF&G, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    In the event payment of any Distribution is not made when otherwise due and payable because of the exercise of any right the Issuer may have to defer payment of such Distribution as provided in the Trust Agreement or otherwise, then such failure to make payment shall not be deemed an Event of Default as long as such payment is deferred in accordance with the Trust Agreement or otherwise.

    Under each Trust Agreement, if the Property Trustee fails to enforce its rights under the Trust Agreement or the Indenture, any holder of Preferred Securities issued thereunder may, to the fullest extent permitted by law and subject to the terms of the Trust Agreement and the Indenture, after such holder's written request to the Property Trustee to enforce such rights, institute a legal proceeding directly against any person to enforce the Property Trustee's rights under the Trust Agreement and the Indenture without first instituting a legal proceeding against the Property Trustee or any other person. In addition, to the fullest extent permitted by law, to the extent that any action under the Indenture is entitled to be taken by the holders of a series of Debentures and such holders fail to take such action, holders of the related Preferred Securities may take such action. The foregoing is in addition to and not in limitation of any direct rights provided to the holders of any series of related Preferred Securities under the terms of the Indenture, including the right, without any notice or other demand on the Property Trustee, to institute suit for the enforcement of any payment of the principal of and any premium and interest on Debentures relating to such Preferred Securities having a principal amount equal to the aggregate liquidation preference of such Preferred Securities, all as provided in the Indenture.

    If a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities with respect to Distributions as described above. See
"--Liquidation Distribution Upon Termination" and "--Subordination of Common Securities."

REMOVAL OF ISSUER TRUSTEES

    Unless a Debenture Event of Default shall have occurred and be continuing, any Issuer Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in liquidation preference of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the holder of the Common Securities. No resignation or removal of an Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless a Debenture Event of Default under a Trust Agreement shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in each Trust Agreement) may at the time be located, the holder of the applicable Common Securities and the Administrative Trustees shall have the power to appoint one or more persons either to act as co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default under the Indenture has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

    Any corporation or other entity into which the Property Trustee or the Delaware Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreements, PROVIDED such corporation or other entity shall be otherwise qualified and eligible.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by law and each Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    A Trust Agreement may be amended from time to time by the Depositor and the Issuer Trustees, without the consent of the holders of the Preferred Securities,
(i) to cure any ambiguities, defects or inconsistencies or (ii) to make any other change that does not adversely affect in any material respect the interests of any holder of Preferred Securities. A Trust Agreement may be amended by the Depositor and the Issuer Trustees in any other respect, with the consent of the holders of a majority in liquidation preference of Preferred Securities, except to change the amount, timing, currency or method of payment of any Distribution or Liquidation Distribution, restrict the right of a holder of a Preferred Security to institute suit for enforcement of any Distribution or Liquidation Distribution, change the purpose of the Issuer, authorize the issuance of any additional interests in the Issuer, change the Redemption Price or affect the limited liability of any holder of Preferred Securities. Notwithstanding the foregoing, no amendment may be made without receipt by the Issuer of an opinion of counsel experienced in such matters to the effect that such amendment will not affect the Issuer's status as a grantor trust for United States federal income tax purposes or its exemption from regulation as an investment company under the Investment Company Act of 1940, as amended.

    So long as any Debentures are held by the Property Trustee, the Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee

(as hereinafter defined), or executing any trust or power conferred on the Property Trustee with respect to such Debentures, (ii) waive any past default that is waiveable under Section 513 of the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation preference of all outstanding Preferred Securities; PROVIDED, HOWEVER, that where a consent or approval under the Indenture would require the consent or approval of each holder of Debentures affected thereby, no such consent or approval shall be given without the prior consent of each holder of the corresponding Preferred Securities. The Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify all holders of the Preferred Securities of any notice of default with respect to the Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Issuer will not be classified as a corporation or partnership for United States federal income tax purposes on account of such action and will continue to be classified as a grantor trust for United States federal income tax purposes.

    Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in each Trust Agreement.

    No vote or consent of the holders of Preferred Securities will be required for each Issuer to redeem and cancel its Preferred Securities in accordance with the applicable Trust Agreement.

    Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by USF&G, the Issuer Trustees or any affiliate of USF&G or any Issuer Trustee, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Preferred Securities shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable Distribution Dates or, if any Issuer's Preferred Securities are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Securities Register. The paying agent (the "Paying Agent") shall initially be The Bank of New York and any co-paying agent chosen by The Bank of New York, and acceptable to the Administrative Trustees and USF&G. The Bank of New York shall be permitted to resign as Paying Agent upon 30 days' written notice to the Administrative Trustees, the Property Trustee and USF&G, as Depositor. In the event that The Bank of New York shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor to act as Paying Agent (which shall be a bank or trust company and have a combined capital and surplus of U.S.$50,000,000).

BOOK-ENTRY-ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    DTC will act as securities depositary for all of the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the Preferred Securities of each Issuer, representing in the aggregate the total number of such Issuer's Preferred Securities, and will be deposited with DTC.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "New York Stock Exchange"), the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities of such Issuer is discontinued.

    DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. as the registered holder of the Preferred Securities. If less than all of an Issuer's Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

    Although voting with respect to the Preferred Securities is limited to the holders of record of the Preferred Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the Property Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Distribution payments on the Preferred Securities will be made by the Property Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Property Trustee, the Issuer of the relevant Preferred Securities or USF&G, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the Property Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depositary with respect to any of the Preferred Securities at any time by giving reasonable notice to the Property Trustee and USF&G. In the event that a successor securities depositary is not obtained, definitive Preferred Security certificates representing such Preferred Securities are required to be printed and delivered. The Depositor, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Preferred Securities may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such Issuer's Preferred Securities will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Issuers and USF&G believe to be accurate, but the Issuers and USF&G assume no responsibility for the accuracy thereof. Neither the Issuers nor USF&G has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

REGISTRAR AND TRANSFER AGENT

    The Bank of New York will initially act as registrar and transfer agent for the Preferred Securities.

    Registration of transfers of Preferred Securities will be effected without charge by or on behalf of each Issuer, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange.

    The Issuers will not be required to register or cause to be registered the transfer of their Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee is the sole Trustee under the Trust Agreements for purposes of the Trust Indenture Act and shall have and be subject to all of the duties and responsibilities specified with respect to an indenture trustee under that Act. The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreements and, after an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative courses of action, construe ambiguous provisions in a Trust Agreement or is unsure of the application of any provision of a Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by USF&G as Depositor and, if not so directed, may take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and the Common Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Issuers in such a way that no Issuer will be deemed to be an "investment company" required to be registered under the Investment Company Act of 1940, as amended, as a corporation or a partnership for United States federal income tax purposes and so that the Issuers will qualify as grantor trusts for United States federal income tax purposes and the Debentures will be treated as indebtedness of USF&G for United States federal income tax purposes. In this connection, USF&G and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the applicable certificate of trust of the Issuer or the applicable Trust Agreement, that USF&G and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the related Preferred Securities.

    Holders of the Preferred Securities have no preemptive or similar rights.

    Neither Issuer may borrow money or issue debt or mortgages or pledge any of its assets.

    Except as otherwise provided in the Trust Agreements, any action requiring the consent or vote of the Trustees shall be approved by not less than a majority of the Administrative Trustees.

GOVERNING LAW

    The Trust Agreements will be governed by and construed in accordance with the laws of the State of Delaware.

                          DESCRIPTION OF THE GUARANTEE

    Each Guarantee will be executed and delivered by USF&G concurrently with the issuance by each Issuer of its Preferred Securities for the benefit of the holders from time to time of such Preferred Securities. The Bank of New York will act as indenture trustee ("Guarantee Trustee") under each Guarantee for the purposes of compliance with the Trust Indenture Act. This summary of certain provisions of the Guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of each Guarantee Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Reference in this summary to Preferred Securities means that Issuer's Preferred Securities to which a Guarantee relates. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the related Issuer's Preferred Securities.

GENERAL

    USF&G will irrevocably and unconditionally agree on a subordinated basis, to the extent set forth in each Guarantee, to pay in full, to the holders of the related Issuer's Preferred Securities, the Guarantee Payments (as defined below) (except to the extent paid by or on behalf of such Issuer), as and when due, regardless of any defense, right of set-off or counterclaim which such Issuer may have or assert. The following payments, to the extent not paid by an Issuer (the "Guarantee Payments"), will be subject to the applicable Guarantee (without duplication): (i) any accrued and unpaid Distributions required to be paid on such Preferred Securities, to the extent that such Issuer has funds on hand available therefor, (ii) the Redemption Price, with respect to any Preferred Securities called for redemption, including all accrued and unpaid Distributions to the date of Redemption, and any applicable premium in connection therewith, to the extent that such Issuer has funds on hand available therefor, or (iii) upon a voluntary or involuntary termination, winding up or liquidation of such Issuer (unless the corresponding series of Debentures are distributed to holders of such Preferred Securities), (a) the aggregate liquidation preference of the Preferred Security plus all accrued and unpaid distributions on the Preferred Securities to the date of payment, to the extent the Issuer has funds on hand available to make such a payment or, if different, (b) the amount of assets of such Issuer remaining available for distribution to holders of Preferred Securities in liquidation of the Issuer. USF&G's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by USF&G to the holders of the applicable Preferred Securities or by causing the Issuer to pay such amounts to such holders. While the assets of USF&G will not be available for making Distributions on any Preferred Securities if the Issuer does not have funds on hand available therefor as described above, USF&G has agreed to pay the expenses of the related Issuer. Accordingly, each Guarantee, together with the backup undertakings, consisting of USF&G's obligations under such agreement to pay expenses and related covenants contained in each Trust Agreement and USF&G's obligations under the Indenture and the Debentures, provide for USF&G's full and unconditional guarantee of the Preferred Securities.

    No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of the Debentures, Indenture, the Trust Agreement, the Guarantee Agreement and the Expense Agreement that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Debentures and the Guarantee."

STATUS OF THE GUARANTEE

    Each Guarantee will constitute an unsecured obligation of USF&G and will rank subordinate and junior in right of payment to all liabilities of USF&G except those made PARI PASSU or subordinate to such Guarantee expressly by their terms. The Trust Agreements provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the related Guarantee.

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    Each Guarantee will rank PARI PASSU with all other such Guarantees issued by
USF&G. Each Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against USF&G to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). Each Guarantee will be held for the benefit of the holders of the related Preferred Securities. Each Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Issuer or upon distribution to the holders of the Preferred Securities of the corresponding series of Debentures.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not materially adversely affect the rights of holders of the related Preferred Securities (in which case no consent will be required), no Guarantee may be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation preference of such outstanding Preferred Securities not held by USF&G or an affiliate thereof. The manner of obtaining any such approval will be as set forth under "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in each Guarantee shall bind the successors, assigns, receivers, trustees and representatives of USF&G and shall inure to the benefit of the holders of the related Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under each Guarantee will occur upon the failure of USF&G to perform any of its payment or other obligations thereunder; provided, however, that except with respect to a default in payment of any Guarantee Payments, USF&G shall have received notice of such default and shall not have cured such default within 60 days after receipt of such notice. The holders of not less than a majority in aggregate liquidation preference of the related Preferred Securities not held by USF&G or an affiliate thereof have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such Guarantee.

    Any holder of the related Preferred Securities may institute a legal proceeding directly against USF&G to enforce its rights under such Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity.

    USF&G, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not USF&G is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, other than during the occurrence and continuance of a default by USF&G in performance of any Guarantee, undertakes to perform only such duties as are specifically set forth in each Guarantee and, after an event of default with respect to any Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by any Guarantee at the request of any holder of any Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

    Each Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the related Preferred Securities, upon full payment of the amounts payable upon liquidation of the related Issuer or upon distribution of Debentures to the holders of the related Preferred Securities. Each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any

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time any holder of the related Preferred Securities must restore payment of any sums paid under such Preferred Securities or such Guarantee.

GOVERNING LAW

    Each Guarantee will be governed by and construed in accordance with the laws of the State of New York.

THE EXPENSE AGREEMENT

    Pursuant to the Expense Agreement entered into by USF&G under the Trust Agreement (the "Expense Agreement"), USF&G will irrevocably and unconditionally guarantee to each person or entity to whom the Issuer becomes indebted or liable, the full payment of any indebtedness, expenses or liabilities of the Issuer, other than obligations of the Issuer to pay to the holders of any Common Securities being held by USF&G or Preferred Securities being issued pursuant to the Prospectus Supplement the amounts due such holders pursuant to the terms of such Trust Securities.

                         DESCRIPTION OF THE DEBENTURES

    This summary of certain terms and provisions of the Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Debentures and the Indenture, the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Concurrently with the issuance of each Issuer's Preferred Securities, the Issuer will invest the proceeds thereof and the consideration paid by USF&G for the Common Securities in a corresponding series of Debentures issued by USF&G to the Issuer. The Debentures will be unsecured subordinated obligations of USF&G issued under the Indenture. Each series of Debentures will be in the principal amount equal to the aggregate stated liquidation preference of the related Preferred Securities plus USF&G's concurrent investment in the Common Securities and will rank PARI PASSU with all other series of Debentures. USF&G may also decide to sell the Debentures directly to the public. In such event, the terms of such offering will be described in a Prospectus Supplement related to such offering. The Indenture does not limit the aggregate principal amount of Debentures which may be issued thereunder. The Bank of New York will act as trustee (the "Debenture Trustee") under the Indenture.

INTEREST

    The Debentures will bear interest at the rate per annum specified in the Prospectus Supplement. Such interest will be payable quarterly in arrears on the dates in each year specified in the Prospectus Supplement (each, an "Interest Payment Date") to the person in whose name each Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that the Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities and the Common Securities.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable.

    The Prospectus Supplement will include a description of the terms and circumstances under which USF&G will have the right under the Indenture to extend, from time to time, the interest payment period on each series of the Debentures for up to 60 months, provided that the Extension Period may not extend beyond the maturity or redemption date of the Debentures. Quarterly Distributions on the corresponding Preferred Securities also will be deferred (but will continue to accumulate) during any such Extension Period.

SUBORDINATION

    The Indenture provides that all payments by USF&G in respect of the Debentures shall be subordinate to the prior payment in full of all amounts due and payable in respect of all Senior Indebtedness. The term "Senior Indebtedness" means the principal of, and premium, if any, and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to USF&G to the extent that such claim for post-petition interest is allowed in such proceeding) payable on, and fees, expenses, reimbursement obligations, indemnity obligations and other amounts due on or in connection with, any Indebtedness incurred, assumed or guaranteed by USF&G, whether on or prior to the date of the Indenture or thereafter incurred, assumed or guaranteed, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures or to other Indebtedness which is PARI PASSU with the Debentures. Without limiting the generality of the foregoing, Senior Indebtedness shall include (i) USF&G's Zero Coupon Convertible Subordinated Notes due 2009 and (ii) Intercompany Indebtedness.

    "Indebtedness" means (without duplication and without regard to any portion of principal amount that has not accrued and to any interest component thereof (whether accrued or imputed) that is not due and payable) with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, (vi) every Hedging Obligation (as defined in the Indenture), (vii) every obligation of others secured by a lien on any asset of such Person, whether or not such obligation is assumed by such Person, (viii) every obligation of the type referred to in clauses (i) through
(vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise, and (ix) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to any liability of the kind described in any of the preceding clauses (i) through (viii).

    "Intercompany Indebtedness" means indebtedness of USF&G to any of its directly or indirectly owned subsidiaries.

    Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, any assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or other similar proceedings in connection with any insolvency or bankruptcy proceeding of USF&G, the holders of Senior Indebtedness will be first entitled to receive payment in full of principal of, and premium, if any, and interest, if any, on such Senior Indebtedness before the holders of the Debentures or the Property Trustee on behalf of the holders will be entitled to receive or retain any payment in respect of principal of, premium, if any, or interest on the Debentures or distributions of any assets or securities.

    By reason of such subordination, in the event of liquidation or insolvency, creditors of USF&G who are not holders of Senior Indebtedness or Debentures may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Debentures.

    In the event of the acceleration of the maturity of any Debenture, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Debentures will be entitled to receive any payment upon the principal of, premium, if any, or interest, if any, on the Debentures.

    No payments on account of principal of, premium, if any, or interest in respect of the Debentures may be made if there shall have occurred and be continuing a payment default with respect to any Senior Indebtedness or other payment resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

    If the Debenture Trustee or the Property Trustee, as holder of the Debentures, shall have received any payment on account of the principal of, premium, if any, or interest on the Debentures when such payment is prohibited and before all amounts due and payable on Senior Indebtedness are paid in full or payment thereof is provided for and such fact shall have been made known to the Debenture Trustee or the Property Trustee, then such payment shall be paid over and delivered forthwith to USF&G.

    Nothing in the Indenture shall limit the right of the Debenture Trustee, the Property Trustee or the holders of the Debentures to pursue any rights or remedies under applicable law against USF&G; provided that, to the extent and as described above and in the Indenture, all Senior Indebtedness shall be paid before holders of the Debentures are entitled to receive any payment from USF&G of principal of or interest on the Debentures.

    Upon the payment in full of all Senior Indebtedness, the holders of the Debentures shall be subrogated to any rights of the holders of such Senior Indebtedness to receive payments or distributions of assets of USF&G in respect of such Senior Indebtedness until the Debentures shall be paid in full.

    The Indenture does not limit the aggregate amount of Senior Indebtedness which USF&G may incur.

CERTAIN COVENANTS OF USF&G

    USF&G will covenant, as to each series of Debentures, that it will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee) with respect to, any shares of USF&G's capital stock or any other security of USF&G (including other Debentures) ranking PARI PASSU with or junior in interest to the Debentures (except (x) for payments with securities junior in interest to the Debentures, (y) for payments made on any series of Debentures upon the stated maturity of such Debentures or (z) for payments of accrued dividends (and cash in lieu of fractional shares) upon the conversion into common stock of any convertible preferred stock of USF&G of any series now or hereafter outstanding, in accordance with the terms of such stock), if at such time (i) there shall have occurred any event of which USF&G has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an Event of Default with respect to Debentures of such series and (b) in respect of which USF&G shall not have taken reasonable steps to cure, (ii) USF&G shall be in default with respect to its payment of any obligations under the Guarantee relating to the Preferred Securities of the Issuer to which Debentures of such series have been issued or (iii) USF&G shall have given notice of its selection of an Extension Period as provided in the Indenture with respect to Debentures of such series and such Extension Period, or any extension thereof shall have commenced and be continuing. USF&G will also covenant, as to each series of Debentures,
(i) to maintain directly or indirectly 100% ownership of the Common Securities of each Issuer to which Debentures have been issued, provided that certain successors which are permitted pursuant to the Indenture may succeed to USF&G's ownership of the Common

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Securities, (ii) not to voluntarily terminate, wind-up or liquidate any Issuer, except (A) in connection with the distribution of Debentures to the holders of the Preferred Securities in liquidation of such Issuer, (B) as permitted by the terms of the Debentures, or (C) in connection with certain mergers, consolidations or amalgamations permitted by the related Trust Agreement and
(iii) to use its reasonable efforts, consistent with the terms and provisions of the related Trust Agreement, to cause such Issuer to remain a business trust and otherwise not to be classified as an association taxable as a corporation for United States federal income tax purposes.

MODIFICATION OF THE INDENTURE

    From time to time, USF&G and the Debenture Trustee may, without the consent of the holders of any series of Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act, or making any other change that does not adversely affect the rights of any holder of Debentures in any material respect. The Indenture contains provisions permitting USF&G and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of each outstanding series of Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of such series of the Debentures; provided that no such modification may, without the consent of the holder of each outstanding Debenture so affected, (i) change the stated maturity of, or any installment of principal of or interest on, any series of Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, reduce any premium payable upon redemption of the Debentures, or change any place of payment where, or the coin or currency in which, any Debenture or any premium or interest is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity or redemption date, or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the holders of the Debentures, (ii) reduce the percentage of principal amount of Debentures of any series, the holders of which are required to consent to any such modification of the Indenture or (iii) modify certain provisions of the Indenture relating to the waiver of past defaults or compliance by USF&G with the covenants therein; and PROVIDED, that no such modification may adversely affect the rights of any holder of the Preferred Securities and any waiver of any Debenture Event of Default or of compliance with any covenant under the Indenture shall require the consent of the holders of at least a majority of the aggregate liquidation preference amount of the related series of Preferred Securities then outstanding.

    In addition, USF&G and the Debenture Trustee may execute, without the consent of any holder of Debentures, any supplemental Indenture for the purpose of creating any new series of Debentures.

EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events with respect to a series of Debentures that has occurred and is continuing constitutes an "Event of Default" with respect to such series of
Debentures:

    (a) failure for 30 days to pay any interest on such series of the Debentures, including any Additional Interest (as defined in the Indenture) in respect thereof, when due (subject to the deferral of any due date in the case of an Extension Period); or

    (b) failure to pay any principal on such series of Debentures when due whether at maturity, upon redemption, by declaration or otherwise; or

    (c) failure to pay any sinking fund payment when and as due by the terms of such series of Debentures; or

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    (d) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to USF&G from the Debenture Trustee or the holders of at least 25% in principal amount of such series of outstanding Debentures or the holders of at least 25% in liquidation preference of the related Preferred Securities then outstanding; or

    (e) certain events in bankruptcy, insolvency or reorganization of USF&G.

    The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of such series of Debentures may declare the principal due and payable immediately upon an Event of Default, and should the Debenture Trustee or such holders of such Debentures fail to make such declaration the holders of not less than 25% in aggregate liquidation preference of the related Preferred Securities shall have such right. The holders of a majority in aggregate outstanding principal amount of such series of Debentures (or if such declaration has been made by the holders of the Preferred Securities, the holders of a majority in aggregate liquidation preference of the related Preferred Securities) may annul such declaration and waive the default if the default has been cured (or, in certain circumstances, even if the default has not been cured) and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any Additional Interest has been deposited with the Debenture Trustee. The holders of a majority in outstanding principal amount of such series of Debentures (or in the case of a proceeding instituted by a holder or holders of Preferred Securities, the holders of a majority in liquidation preference of the related Preferred Securities then outstanding) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee.

    The holders of a majority in outstanding principal amount of the Debentures affected thereby may, on behalf of the holders of all the Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture; provided that if any related Preferred Security remains outstanding, no waiver of a default that adversely affects the holders of such Preferred Securities shall be effective without the consent of a majority of the aggregate liquidation preference of the related Preferred Securities then outstanding. USF&G is required to file annually with the Debenture Trustee a certificate as to whether or not USF&G is in compliance with all the conditions and covenants applicable to it under the Indenture.

    Notwithstanding any other provision in the Indenture, holders of Debentures have an absolute and unconditional right to receive payment of the principal of and any premium and interest on the Debentures on the respective stated maturities expressed in such Debentures (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder. Any holder of Preferred Securities shall have the right to institute suit for the enforcement of any such payment to such holder with respect to Debentures relating to such Preferred Securities having a principal amount equal to the aggregate liquidation preference of such Preferred Securities held by such holder.

    Under the terms of the Trust Agreement, and for so long as the Debentures are held by the Property Trustee, certain actions with respect to the Debentures, including certain actions in respect of an Event of Default under the Debentures, require the prior approval of the holders of the Preferred Securities. See "Description of Preferred Securities--Voting Rights; Amendment of Trust Agreement." In case an Event of Default shall occur and be continuing as to a series of Debentures, the Property Trustee will have the right to declare the principal of and the interest on such Debentures (including any Additional Interest) and any other amounts payable under the Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Debentures.

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CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    The Indenture provides that USF&G may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person, unless (i) the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and expressly assumes by a supplemental indenture all of the obligations of USF&G under the Debentures, the Indenture and any Guarantees, (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of USF&G or any subsidiary as a result of such transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) such transaction does not give rise to any breach or violation of any Trust Agreement or any Guarantee and (iv) certain other conditions are met.

SATISFACTION AND DISCHARGE

    Under the terms of the Indenture, USF&G will be discharged from any and all obligations in respect of any series of Debentures (except in each case for certain obligations to register the transfer or exchange of such Debentures, replace stolen, lost or mutilated Debentures and hold moneys for payment in trust) if (subject to certain conditions) USF&G deposits with the Debenture Trustee, in trust, (i) cash and/or (ii) United States Government Obligations (as defined in the Indenture), which through the payment of interest thereon and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay all the principal of, and interest on, such series of Debentures on the dates such payments are due in accordance with the terms of such Debentures.

FORM, EXCHANGE, AND TRANSFER

    The Debentures will be issuable only in registered form, without coupons and only in denominations of $25 and integral multiples thereof.

    Subject to the terms of the Indenture, Debentures may be presented for registration of transfer or exchange (duly endorsed or accompanied by satisfactory instruments of transfer) at the office of the Security Registrar (as defined in the Indenture). No service charge will be made for any registration of transfer or exchange of Debentures, but USF&G may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Register of such transfer agent, as the case may be. USF&G has appointed the Debenture Trustee as the initial Security Registrar. USF&G may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts.

    If the Debentures have been called for redemption, in whole or in part, USF&G will not be required to issue, register the transfer of or exchange any Debentures which have been called for redemption, except the unredeemed portion of any such Debentures being redeemed in part.

PAYMENT AND PAYING AGENTS

    Payment of interest on a Debenture on any Interest Payment Date will be made to the person in whose name such Debenture (or one or more predecessor securities) is registered at the close of business on the Regular Record Date (as defined in the Indenture) for such interest.

    Principal or any interest on the Debentures will be payable at the office of such Paying Agent (as defined in the Indenture) or Paying Agents as USF&G may designate for such purpose from time to time, except that at the option of USF&G, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the Security Register or by wire transfer. The

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principal corporate trust office of the Debenture Trustee in New York, New York is initially designated as USF&G's sole Paying Agent for payments with respect to the Debentures. USF&G may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts.

GOVERNING LAW

    The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provision, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

    The Bank of New York has a course of regular dealings with USF&G in the ordinary course of business and from time to time may also make short-term loans and revolving credit and term loans to USF&G and its affiliates.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                       THE DEBENTURES AND THE GUARANTEES

    As long as payments of interest and other payments are made when due on each series of Debentures, such payments will be sufficient to cover Distributions and other payments due on the corresponding Preferred Securities, primarily because (i) the aggregate principal amount of each series of Debentures will be equal to the sum of the aggregate stated liquidation amount of the corresponding Preferred Securities and corresponding Common Securities; (ii) the interest rate and interest and other payment dates on each series of Debentures will match the Distribution rate and Distribution and other payment dates for the corresponding Preferred Securities; (iii) each Expense Agreement entered into by USF&G pursuant to each Trust Agreement provides that USF&G shall pay for all and any costs, expenses and liabilities of such Issuer except the Issuer's obligations to holders of its Preferred Securities under such Preferred Securities; and (iv) each Trust Agreement further provides that the Issuer will not engage in any activity that is not consistent with the limited purposes of such Issuer. The combination of the foregoing provisions together with the Guarantee from USF&G provide a full and unconditional guarantee of the Preferred Securities by USF&G.

    Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Issuer has funds available for such payments are guaranteed by USF&G as and to the extent set forth under "Description of the Guarantee." If and to the extent that USF&G does not make payments on any series of Debentures, such Issuer will not pay Distributions or other amounts due on its Preferred Securities although such amounts will continue to accumulate.

    If the Guarantee Trustee fails to enforce any Guarantee, a holder of any related Preferred Security may institute a legal proceeding directly against USF&G to enforce its rights under such Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Issuer or any other person or entity.

    Each Issuer's Preferred Securities evidence the rights of the holders thereof to the benefits of such Issuer, and each Issuer exists for the sole purpose of issuing its Trust Securities and investing the proceeds thereof in a corresponding series of Debentures, maintaining the status of such Issuer as a grantor trust for United States federal income tax purposes and engaging only in those other activities that are necessary and incidental thereto.

    Upon any voluntary or involuntary termination, winding-up or liquidation of any Issuer involving the liquidation of the corresponding series of Debentures, the holders of Preferred Securities will be entitled to receive, out of assets held by such Issuer, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of USF&G, the Property Trustee, as holder of the Debentures, would be a subordinated creditor of USF&G, subordinated in right of payment to all Senior Indebtedness, but entitled to receive payment in full of principal and interest, before any stockholders of USF&G receive payments or distributions. Since USF&G is the guarantor under each Guarantee and has agreed to pay for all costs, expenses and liabilities of each Issuer (other than the Issuer's obligations to the holders of its Preferred Securities), the positions of a holder of such Preferred Securities and a holder of such Debentures relative to other creditors and to stockholders of USF&G in the event of liquidation or bankruptcy of USF&G should be substantially the same.

    A default or event of default under any Senior Indebtedness would not constitute a default or Event of Default under the Debentures. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Debentures provide that no payments may be made in respect of the Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on any series of Debentures (subject to the right to extend the payment date of any interest during an Extension Period) would constitute an Event of Default under the Indenture.

                             UNITED STATES TAXATION

GENERAL

    This section is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of Preferred Securities and represents the opinion of Piper & Marbury L.L.P., special tax counsel to USF&G and each Issuer, insofar as it relates to matters of law and legal conclusions. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by holders who purchase the Preferred Securities upon original issuance ("Initial Holders"). It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to United States Holders (as defined herein) whose functional currency is not the United States dollar, or persons who are not United States Holders or shareholders, partners or beneficiaries of a holder of Preferred Securities. A "United States Holder" means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. Further, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. In this regard, it should be noted that, in connection with current negotiations regarding the federal budget, the Administration has made a proposal more fully described below that may have the effect that interest payable by USF&G on the Debentures will not be fully deductible for United States federal income tax purposes.

    PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES, INCLUDING PERSONS WHO ARE NOT UNITED STATES HOLDERS AND PERSONS WHO PURCHASE PREFERRED SECURITIES IN THE SECONDARY MARKET, ARE ADVISED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR OTHER TAX LAWS.

    While it is the opinion of Piper & Marbury L.L.P. that the Debentures will be treated as indebtedness for United States federal income tax purposes, holders of Preferred Securities should note that the Internal Revenue Service (the "IRS") may attempt to treat the Debentures as equity rather than indebtedness for tax purposes. If the IRS were successful in such attempt, the Debentures would be subject to redemption, or the related Issuer could be liquidated by distributing the Debentures to the holders of Preferred Securities, at the option of USF&G as described under "Description of the Preferred Securities--Redemption" and "Description of Preferred Securities--Liquidation Distribution Upon Termination."

    On December 7, 1995, the U.S. Department of Treasury announced a Balanced Budget Proposal which contained a proposed amendment to the Code which would classify a debt instrument issued on or after December 7, 1995 as equity if the instrument had a term exceeding 20 years and was not classified as indebtedness on the issuer's balance sheet. A text of proposed statutory language published on January 23, 1996 provides that the Code amendment would not apply to issues filed with the Commission before the December 7, 1995. Because the Registration Statement for the Preferred Securities was filed with the Commission on December 29, 1995, the provisions of the proposed amendment would be applicable to the Preferred Securities if such provisions are enacted with the currently proposed effective date. Accordingly, if Debentures having a term in excess of 20 years are issued and the proposal is subsequently enacted in its current form, the Debentures would be subject to redemption, or the related Issuer could be liquidated by distributing the Debentures to the holders of Preferred Securities, at the option of USF&G as described under "Description of the Preferred Securities--Redemption" and "Description of Preferred Securities-- Liquidation Distribution Upon Termination." USF&G and its special tax counsel cannot predict whether this proposed amendment may be modified or other legislation may be enacted which might affect the character of the Debentures or otherwise affect the Preferred Securities offered hereby.

INCOME FROM PREFERRED SECURITIES

    Piper & Marbury L.L.P. is of the opinion that, under then current law and assuming full compliance with the terms of the Trust Agreement, each Issuer will be classified as a grantor trust and not as an association taxable as a corporation.

    As a consequence, each holder of Preferred Securities will be considered the owner of a pro rata portion of the Debentures held by the corresponding Issuer. As a further consequence, each holder of Preferred Securities will be required to include in gross income his or her pro rata share of the income accrued on the Debentures held by the corresponding Issuer. Such income should not exceed Distributions received by the holders of Preferred Securities on the Preferred Securities except in the case where USF&G extends an interest payment period as described in "Description of the Preferred Securities-- Distributions." No portion of such income will be eligible for the dividends received deduction.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    To the extent and as further provided in the Prospectus Supplement, USF&G will have the option to extend from time to time the interest payment period on the Debentures to a period not exceeding 60 months but not beyond the maturity or redemption date of the Debentures. As a result of USF&G's option to extend the interest payment period, the Debentures will be treated as issued with "original issue discount" for United States federal income tax purposes. Accordingly, a holder of Preferred Securities will accrue interest income (i.e., original issue discount) in accordance with a constant yield method over the term of the Debentures (including any Extension Period), regardless of the receipt of cash with respect to the period to which such income is attributable.

    As a result, holders of Preferred Securities during an Extension Period will include interest in gross income in advance of the receipt of cash, and any holders of Preferred Securities who dispose of Preferred Securities prior to the record date for the payment of Distributions following such Extension Period will include interest in gross income, but will not receive any cash from the corresponding Issuer related thereto. A holder's tax basis in the pro rata share of Debentures represented by his or her Preferred Securities will be increased by the amount of any original issue discount that is included in income without a receipt of cash, and will be decreased when and if such cash is subsequently received by the holder of the Preferred Securities.

MARKET DISCOUNT OR PREMIUM

    Holders of Preferred Securities other than Initial Holders may be considered to have acquired their undivided interests in the Debentures with market discount, acquisition premium or amortizable bond premium, as such terms are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF DEBENTURES UPON LIQUIDATION OF AN ISSUER

    Under certain circumstances described in "Description of the Preferred Securities--Redemption," and "Description of the Preferred Securities--Liquidation Distribution Upon Termination," USF&G may cause an Issuer to be terminated and cause the Debentures to be distributed to the holders of Preferred Securities in liquidation of such holders' interests in the Issuer. Under current United States federal income tax law and interpretation and assuming the Issuer is treated as a grantor trust, such a distribution would not be treated as a taxable event to holders of the Preferred Securities. Such a tax-free transaction would result in the holder of Preferred Securities receiving a pro rata share of the Debentures having an aggregate tax basis equal to the aggregate tax basis that the holder had in such pro rata share immediately prior to the distribution. A holder's holding period for such Debentures would include the period for which the Preferred Securities were held by such holder. If an Issuer were liquidated pursuant to the exercise by USF&G of its right to liquidate upon the occurrence of a Grantor Trust Event, holders of Preferred Securities could recognize gain or loss upon the exchange of their Preferred Securities for a pro rata share of the Debentures.

SALE OR OTHER DISPOSITION OF THE PREFERRED SECURITIES

    Gain or loss will be recognized on a sale, including a redemption for cash, of Preferred Securities in an amount equal to the difference between the amount realized and the tax basis of a holder of Preferred Securities in his or her pro rata share of Debentures represented by such Preferred Securities. Gain or loss recognized by a holder of Preferred Securities on the sale or exchange of Preferred Securities held for more than one year generally will be taxable as long-term capital gain or loss.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to amounts received by noncorporate United States Holders as payments with respect to, or proceeds of the sale within the United States of, the Preferred Securities and "backup withholding" at a rate of 31% will apply to such amounts if the holder fails to provide a correct taxpayer identification number. Any withheld amounts generally will be allowed as a credit against the holder's federal income tax liability, provided that the required return is timely filed with the IRS.

                              PLAN OF DISTRIBUTION

    The Preferred Securities may be sold in a public offering to or through underwriters or dealers designated from time to time. Each Issuer may sell its Preferred Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part. The names of any underwriters or dealers involved in the sale of the Preferred Securities of any particular Issuer in respect of which this Prospectus is delivered, the number of Preferred Securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

    Underwriters may offer and sell Preferred Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Preferred Securities, underwriters may be deemed to have received compensation from USF&G and/or the applicable Issuer in the form of underwriting discounts or commissions and may also receive commissions. Underwriters may sell Preferred Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

    Any underwriting compensation paid by USF&G and/or the applicable Issuer to underwriters in connection with the offering of Preferred Securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters and dealers participating in the distribution of Preferred Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such Preferred Securities may be deemed to be underwriting discounts and commissions, under the Act. Underwriters and dealers may be entitled, under agreement with USF&G and the applicable Issuer, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Act, and to reimbursement by USF&G for certain expenses.

    In connection with the offering of the Preferred Securities of any Issuer, such Issuer may grant to the underwriters an option to purchase additional Preferred Securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the accompanying Prospectus Supplement. If such Issuer grants any over-allotment option, the terms of such over-allotment option will be set forth in the Prospectus Supplement for such Preferred Securities.

    Underwriters and dealers may engage in transactions with, or perform services for, USF&G and/or the applicable Issuer and/or any of their affiliates in the ordinary course of business.

    Each Issuer's Preferred Securities will be a new issue of securities and will have no established trading market. Any underwriters to whom an Issuer's Preferred Securities are sold by such Issuer for public offering and sale may make a market in such Preferred Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such Preferred Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Preferred Securities.

                                    EXPERTS

    The consolidated financial statements of USF&G appearing or incorporated by reference in USF&G's Annual Report, restated on Form 10-K/A, for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1995 and 1994, the three and six-month periods ended June 30, 1995 and 1994, and the three and nine-month periods ended September 30, 1995 and 1994, incorporated by reference in the Registration Statement, the independent auditors have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in USF&G's quarterly report on Form 10-Q/A for the quarter ended March 31, 1995, and quarterly reports on Form 10-Q for the quarters ended June 30, 1995 and September 30, 1995, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The auditors are not subject to the liability provisions of
Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for USF&G and the Issuers by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed on for the underwriters by Davis Polk & Wardwell, New York, New York who may rely on the opinion of Piper & Marbury L.L.P. as to certain matters of Maryland law. Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon by Richards, Layton and Finger, P.A., Wilmington, Delaware, special Delaware counsel to USF&G and the Issuers. L. P. Scriggins, a Director of USF&G, is a partner of Piper & Marbury L.L.P. As of December 27, 1995, lawyers in the firm of Piper & Marbury L.L.P. beneficially owned in the aggregate approximately 20,000 shares of Common Stock or Common Stock equivalents of USF&G.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY USF&G, THE SERIES B ISSUER OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF USF&G OR THE SERIES B ISSUER SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents by
  Reference....................................        S-3
Prospectus Summary.............................        S-4
Selected Consolidated Financial Information....        S-5
USF&G Corporation..............................        S-7
USF&G Capital II...............................        S-9
Capitalization.................................       S-10
Use of Proceeds................................       S-11
Certain Terms of the Series B Capital
  Securities...................................       S-11
Certain Terms of the Series B Debentures.......       S-15
Certain Federal Income Tax Consequences........       S-18
Certain ERISA Considerations...................       S-22
Underwriting...................................       S-23
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Issuers....................................          3
USF&G Corporation..............................          4
Risk Factors...................................          5
Use of Proceeds................................          8
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends....................          8
Description of Preferred Securities............          9
Description of Guarantee.......................         19
Description of the Debentures..................         21
Relationship Among the Preferred Securities,
  the Debentures and the Guarantee.............         28
United States Taxation.........................         29
Plan of Distribution...........................         31
Experts........................................         32
Legal Matters..................................         32

                                  $100,000,000
                                USF&G CAPITAL II
                       8.47% CAPITAL SECURITIES, SERIES B
                  FULLY AND UNCONDITIONALLY GUARANTEED, TO THE
                          EXTENT DESCRIBED HEREIN, BY

                                     [LOGO]

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                               SMITH BARNEY INC.

                                JANUARY 7, 1997

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